Exhibit 99.1

Lima, Peru, February 5th, 2018 – Credicorp (NYSE: BAP) announced its unaudited results for the fourth quarter of 2017. These results are consolidated according to IFRS in Soles.

Fourth Quarter Results 2017

In 4Q17, Credicorp reported net income of S/ 1,063.7 million, which translated into a ROAE and ROAA of 19.5% and 2.5% respectively. The results in 4Q17 show:

•  Growth of +2.8% QoQ and +3.0% YoY in average daily loan balances, which topped the levels observed in previous quarters. Expansion, unlike in previous quarters, was led by Wholesale Banking through its Corporate Banking (+3.1% QoQ) and Middle Market Banking segments (2.4% QoQ), followed by SME-Pyme, Mibanco and Mortgage. This growth was registered almost completely in the LC-denominated portfolio.

•  In line with the gradual recovery observed in loan growth, net interest income (NII) increased +2.0% QoQ and +1.1% YoY. In this context, the net interest margin (NIM) fell -4 bps QoQ and -30 bps YoY.

•  The cost of risk (CofR) increased +17 bps QoQ to situate at 1.76% after having hit its lowest level since 2013 in 3Q17 of this year. This result was mainly attributable to an increase in provisions for SME-Pyme and Mibanco. Nevertheless, the CofR fell -18 bps YoY. In this context, the risk-adjusted NIM fell -17 bps QoQ and YoY.

•  The main components of non-financial income, Fee income and Gains on foreign exchange transactions, were more dynamic in 4Q17 (+9.0% and +14.5% QoQ respectively) than in previous quarters. The aforementioned attenuated the contraction in gains on sales of securities, which were particularly high in 3Q17 due to income from the sale of shares in BCI. In this context, non-financial income contracted -0.9% QoQ but increased 25.8% YoY.

•  The insurance underwriting result contracted -1.3% QoQ but grew +9.1% YoY. The QoQ contraction was attributable to an increase in claims and a decrease in net earned premiums, which was attenuated by a drop in the acquisition cost. The YoY increase reflects a decrease in claims, which offset the slight reduction in net earned premiums and an increase in acquisition cost.

•  The efficiency ratio increased +160 bps QoQ and +180 bps YoY due to a significant increase in operating expenses, which was attributable to the seasonal increase that is present every 4Q, and to the speed-up of the “Transformation” strategic initiative during the 4Q.

•  In accumulated terms, the results for 2017 reveal net income of S/ 4,091.8 million. This represents an ROAE and ROAA of 19.8% and 2.5% respectively. The aforementioned was due to:

•  Growth of +1.9% in average daily loan balances, which was led by Mibanco, SME-Pyme and Mortgage. This growth was generated primarily by the LC portfolio.

•  Low growth in loans, which posted gradual recovery at year-end, and the contraction in margins within Wholesale Banking, led NII to increase +2.5% with regard to the level posted in 2016. In this context, NIM was situated at 5.28%, which represented a contraction of -14 bps with regard to 2016’s level.

•  The CofR fell -10 bps to situate at 1.78% at year-end. This level was lower than the 1.82% reported in 2012, before Mibanco was acquired and before the starting point for Peru’s economic slowdown. This result is even more noteworthy if we consider the provisions that were set aside in 2017 for FEN and Lava Jato. The cost of risk of the underlying portfolio fell -22 bps from 1.88% in 2016 to 1.66% in 2017, in line with portfolio growth and with a decrease in provisions for the underlying portfolio, which reflected the fruits of efforts over the last 3 years to improve commercial and risk management. In a scenario marked by a contraction in NIM, the decrease in the CofR significantly attenuated the drop in risk-adjusted NIM, which was only -8 bps.

•  Growth in fee income and higher gains on sale of securities helped offset the contraction in gains on foreign exchange transactions. In this context, non-financial income expanded +17.9% with regard to the level achieved in 2016.

•  The insurance underwriting result contracted -3.7% despite growth in net earned premiums due to an increase in claims and in the acquisition cost.

•  The efficiency ratio increased 20 bps to situate at 43.7% due to a decrease in income generation in a scenario of low growth in loans and to higher growth in expenses, which was attributable to the speed-up of the “Transformation” strategic initiative.

Table of Contents

Credicorp (NYSE: BAP): Fourth Quarter Results 2017	3
Financial Overview	3
1. Interest-earning assets (IEA)	5
1.1 Evolution of IEA	5
1.2 Credicorp Loans	6
1.2.1 Loan evolution by business segment	6
1.2.2 Evolution of dollarization by segment	8
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	9
1.2.4 Market share in loans	10
2. Funding Sources	11
2.1 Funding Structure	11
2.2 Deposits	12
2.2.1 Deposit dollarization	13
2.2.2 Market share in Deposits	14
2.3 Other funding sources	14
2.4 Loan / Deposit (L/D)	15
2.5 Funding Cost	16
2.6 Mutual Funds	17
3. Portfolio quality and Provisions for loan losses	18
3.1 Provisions for loan losses	18
3.2 Portfolio Quality	19
3.2.1 Delinquency indicators by business line	21
4. Net Interest Income (NII)	26
4.1 Interest Income	26
4.2 Interest Expenses	27
4.3 Net Interest Margin (NIM) and Risk-Adjusted NIM	27
5. Non-Financial Income	29
5.1 Fee Income	30
5.1.1 By subsidiary	30
5.1.2 Banking Business	31
6. Insurance Underwriting Result	33
6.1 Net earned premiums	33
6.2 Net claims	34
6.3 Acquisition cost	35
7. Operating Expenses and Efficiency	36
8. Regulatory Capital	39
8.1 Regulatory Capital – BAP	39
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	40
9. Banking business’s Distribution channels	42
10. Economic Perspectives	45
11. Appendix	49
11.1 Credicorp	49
11.2 BCP Consolidated	51
11.3 Mibanco	54
11.4 BCP Bolivia	55
11.5 Credicorp Capital	56
11.6 Atlantic Security Bank	57
11.7 Grupo Pacifico	59
11.8 Prima AFP	61
11.9 Table of calculations	62

Credicorp (NYSE: BAP): Fourth Quarter Results 2017

Financial Overview

Credicorp Ltd.	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Net interest income *	2,043,422	2,024,516	2,065,974	2.0%	1.1%	7,878,031	8,071,487	2.5%
Provision for loan losses, net of recoveries	(459,261)	(378,202)	(441,250)	16.7%	-3.9%	(1,785,495)	(1,789,165)	0.2%
Net interest income after provisions	1,584,161	1,646,314	1,624,724	-1.3%	2.6%	6,092,536	6,282,322	3.1%
Non-financial income *	1,016,276	1,290,384	1,278,590	-0.9%	25.8%	3,963,061	4,671,261	17.9%
Insurance services underwriting result	111,202	122,959	121,342	-1.3%	9.1%	511,807	493,025	-3.7%
Operating expenses	(1,488,945)	(1,445,137)	(1,566,239)	8.4%	5.2%	(5,677,690)	(5,871,674)	3.4%
Operating income	1,222,694	1,614,520	1,458,417	-9.7%	19.3%	4,889,714	5,574,934	14.0%
Income taxes	(304,980)	(371,563)	(371,284)	-0.1%	21.7%	(1,279,734)	(1,393,286)	8.9%
Net income	917,714	1,242,957	1,087,133	-12.5%	18.5%	3,609,980	4,181,648	15.8%
Non-controlling interest	22,747	24,656	23,475	-4.8%	3.2%	95,398	89,895	-5.8%
Net income attributed to Credicorp	894,967	1,218,301	1,063,658	-12.7%	18.8%	3,514,582	4,091,753	16.4%
Net income / share (S/)	11.22	15.27	13.34	-12.7%	18.8%	44.06	51.30	16.4%
Total loans	94,780,539	95,142,268	100,477,774	5.6%	6.0%	94,780,539	100,477,774	6.0%
Deposits and obligations	86,119,855	92,893,915	97,170,411	4.6%	12.8%	86,119,855	97,170,411	12.8%
Net equity	19,656,133	21,964,556	21,756,568	-0.9%	10.7%	19,656,133	21,756,568	10.7%
Profitability
Net interest margin *	5.58%	5.32%	5.28%	-4 bps	-30 bps	5.42%	5.28%	-14 bps
Risk adjusted Net interest margin *	4.32%	4.32%	4.15%	-17 bps	-17 bps	4.19%	4.11%	-8 bps
Funding cost *	2.15%	2.10%	2.11%	1 bps	-4 bps	2.08%	2.10%	2 bps
ROAE	18.5%	22.8%	19.5%	-330 bps	100 bps	19.6%	19.8%	20 bps
ROAA	2.3%	3.0%	2.5%	-50 bps	20 bps	2.3%	2.5%	20 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.13%	2.28%	2.26%	-2 bps	13 bps	2.13%	2.26%	13 bps
Internal overdue ratio (1)	2.76%	3.02%	3.00%	-2 bps	24 bps	2.76%	3.00%	24 bps
NPL ratio (2)	3.65%	4.03%	3.92%	-11 bps	27 bps	3.65%	3.92%	27 bps
Cost of risk (3)	1.94%	1.59%	1.76%	17 bps	-18 bps	1.88%	1.78%	-10 bps
Coverage of internal overdue loans	160.6%	153.8%	149.1%	-470 bps	-1150 bps	160.6%	149.1%	-1150 bps
Coverage of NPLs	121.5%	115.2%	114.4%	-80 bps	-710 bps	121.5%	114.4%	-710 bps
Operating efficiency
Efficiency ratio (4) *	43.5%	43.7%	45.3%	160 bps	180 bps	43.5%	43.7%	20 bps
Operating expenses / Total average assets	3.82%	3.62%	3.79%	17 bps	-3 bps	3.68%	3.65%	-10 bps
Insurance ratios
Combined ratio of P&C (5)(6)	97.5%	95.8%	98.9%	310 bps	140 bps	91.3%	97.3%	600 bps
Loss ratio (6)	61.8%	57.8%	58.6%	80 bps	-320 bps	57.3%	47.9%	-940 bps
Underwriting result / net earned premiums (6)	9.1%	10.7%	9.6%	-110 bps	50 bps	14.5%	10.3%	-420 bps
Capital adequacy (7)
Tier 1 Capital (S/ Million) (8)	10,761	11,811	11,805	0.0%	9.7%	10,761	11,805	9.7%
Common equity tier 1 ratio (9)	11.08%	11.93%	11.83%	-10 bps	75 bps	11.08%	11.83%	75 bps
BIS ratio (10)	15.35%	16.35%	15.05%	-130 bps	-30 bps	15.35%	15.05%	-30 bps
Employees	33,283	33,467	33,636	0.5%	1.1%	33,283	33,636	1.1%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Floating Shares (11)	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%
Treasury Shares	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange."

(1) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans.

(2) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned].

(5) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

(6) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(7) All Capital ratios are for BCP Stand-slone and based on Peru GAAP.

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(11) It includes common shares directly or indirectly owned by Dionisio Romero Paoletti (Chairman of the Board) and his family or companies owned or controlled by them. As of February 8, 2017, Romero family owned 13,243,553 common shares and as of February 10, 2016, they owned 13,137,638 shares.

3

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Banco de Crédito BCP (1)	740,347	789,854	733,244	-7.2%	-1.0%	2,708,093	2,936,833	8.4%
Mibanco (2)	99,208	113,058	116,851	3.4%	17.8%	320,414	380,578	18.8%
BCB	18,534	10,371	18,755	80.8%	1.2%	80,703	75,390	-6.6%
Grupo Pacífico (3)	61,174	82,591	80,584	-2.4%	31.7%	299,099	321,156	7.4%
Prima AFP	34,358	29,401	30,424	3.5%	-11.5%	155,813	140,081	-10.1%
Credicorp Capital	16,591	14,288	14,142	-1.0%	-14.8%	78,945	69,430	-12.1%
Atlantic Security Bank	41,629	42,778	48,904	14.3%	17.5%	142,393	175,346	23.1%
Others (4)	(17,666)	249,018	137,605	-44.7%	N/A	49,536	373,517	N/A
Net income Credicorp	894,967	1,218,301	1,063,658	-12.7%	18.8%	3,514,582	4,091,753	16.4%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.36% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.68% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			Year
ROAE	4Q16	3Q17	4Q17	2016	2017
Banco de Credito BCP (1)	22.1%	22.3%	19.6%	22.9%	20.2%
Mibanco (2)	26.3%	30.0%	28.8%	22.1%	23.5%
BCB	12.0%	6.7%	11.9%	13.4%	12.0%
Grupo Pacífico (3)	10.6%	13.1%	11.7%	15.0%	12.8%
Prima	23.3%	21.1%	20.3%	26.2%	22.9%
Credicorp Capital	8.5%	7.2%	7.1%	11.7%	8.8%
Atlantic Security Bank	19.2%	20.6%	22.6%	18.2%	20.2%
Credicorp	18.5%	22.8%	19.5%	19.6%	19.8%

(1) Banco de Credito BCP includes BCP Stand-alone and Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 24.0% in 4Q16, 27.4% in 3Q17 and 26.5% in 4Q17. ROAE including goodwill was 20.1% for 2016 and 21.6% for 2017.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 12.9% in 4Q16, 17.1% in 3Q17 and 15.5% in 4Q17. ROAE excluding such unrealized gains was 16.1% for 2016 and 15.8% for 2017.

4

1.	Interest-earning assets (IEA)

At the end of 2017, IEA posted considerable QoQ expansion after two quarters of low growth. This was due primarily to loan growth in Wholesale Banking, and to a lesser extent in the SME-Pyme, Mortgage and Mibanco segments. The YoY evolution also shows significant growth, which was attributable to an increase in total loans and total investments. Loan expansion was led first by Middle-Market Banking, followed by SME-Pyme, Mibanco and BCP Bolivia.

Interest earning assets	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
BCRP and other banks	23,284,795	22,763,956	25,103,566	10.3%	7.8%
Interbank funds	147,713	59,038	207,559	251.6%	40.5%
Trading securities	4,474,118	5,010,358	4,549,050	-9.2%	1.7%
Investments available for sale	18,637,050	26,380,715	24,437,263	-7.4%	31.1%
Investment held to maturity	5,118,419	4,267,588	4,429,599	3.8%	-13.5%
Total loans (1)	94,780,539	95,142,268	100,477,774	5.6%	6.0%
Total interest earning assets	146,442,634	153,623,923	159,204,811	3.6%	8.7%

(1) Quarter-end balance

1.1	Evolution of IEA

Total loans

Total loans, the group’s most profitable asset, increased their share of IEA (63.1% in 4Q17 vs. 61.9% in 3Q17).

Loans reported nominal expansion of +5.6% QoQ, and currency-adjusted growth of +5.9% due to the 0.74% QoQ depreciation in the US Dollar against the Sol and a dollarization level of 40.7%. These growth levels represent gradual recovery after two quarters of very low growth in many segments and a contraction in Corporate Banking loans. Loan growth at Credicorp was due mainly to:

(i)	The increase in loans in the Corporate Banking and Middle-Market banking segments at BCP Stand-Alone; and

(ii)	To a lesser extent, to loan growth in the Mibanco, SME-Pyme and Mortgage segments.

The YoY evolution also reflects significant growth in loans, which increased +6.0%. This figure was considerably higher than last quarter’s (+0.9%). Currency-adjusted growth was situated at +9.3%, which was in line with the 3.43% depreciation YoY of the US Dollar with regard to the Sol. Loan expansion at BCP Stand-alone, particularly in the Wholesale Banking, SME-Pyme and Mortgage segments, as well as BCP Bolivia and Mibanco, was noteworthy.

Investments

The share of investments in the IEA mix fell for the first time since 4Q16 due to higher loan growth.

In this scenario, investments fell -6.29% QoQ, which was primarily attributable to a decrease in the volume at BCP Stand-alone. The aforementioned was due to a contraction of investments available for sale, which was in turn primarily attributable to a reduction in volumes of BCRP Certificates of Deposits (CDs). This, coupled with a decline in trading securities, offset the +3.8 % growth in investments held-to-maturity.

Finally, the YoY analysis reveals +18.4% growth in investments. This was due to an increase in investments available for sale, specifically BCRP CDs, Peruvian government bonds and restricted CDs and government bonds from countries with investment grades.

5

Other IEA

BCRP and other banks grew +10.3% QoQ and +7.8% YoY due to higher balances at BCRP, which was in line with the aforementioned contraction in BCRP certificates of deposit at BCP Stand-alone.

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances. These balances reflect trends or variations to a different degree than quarter-end balances, which may include pre-payments or loans made at the end of the quarter, which have less effect on average daily balances than on quarter-end balances.

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% change		% Part. in total loans
	4Q16	3Q17	4Q17	QoQ	YoY	4Q16	4Q17
BCP Stand-alone	77,799	77,488	79,755	2.9%	2.5%	82.1%	81.7%
Wholesale Banking	41,040	40,331	41,481	2.8%	1.1%	43.3%	42.5%
Corporate	27,310	25,899	26,696	3.1%	-2.2%	28.8%	27.3%
Middle - Market	13,730	14,432	14,784	2.4%	7.7%	14.5%	15.1%
Retail Banking	36,026	36,434	37,544	3.0%	4.2%	38.0%	38.4%
SME - Business	4,703	4,704	4,877	3.7%	3.7%	5.0%	5.0%
SME - Pyme	7,833	8,240	8,664	5.1%	10.6%	8.3%	8.9%
Mortgage	12,507	12,745	12,963	1.7%	3.7%	13.2%	13.3%
Consumer	6,557	6,514	6,672	2.4%	1.8%	6.9%	6.8%
Credit Card	4,427	4,230	4,368	3.3%	-1.3%	4.7%	4.5%
Others (1)	734	723	730	1.0%	-0.5%	0.8%	0.7%
Mibanco	8,432	8,840	9,078	2.7%	7.7%	8.9%	9.3%
Bolivia	5,308	5,959	6,153	3.2%	15.9%	5.6%	6.3%
ASB(2)	3,230	2,723	2,663	-2.2%	-17.6%	3.4%	2.7%
BAP's total loans	94,769	95,010	97,648	2.8%	3.0%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Figures differ from previously reported.

Highest growth in volumes
Largest contraction in volumes

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million Soles					Expressed in million USD					4Q17
	4Q16	3Q17	4Q17	QoQ	YoY	4Q16	3Q17	4Q17	QoQ	YoY	LC	FC
BCP Stand-alone	48,950	47,243	49,337	4.4%	0.8%	8,545	9,309	9,387	0.8%	9.9%	61.9%	38.1%
Wholesale Banking	20,259	18,015	19,173	6.4%	-5.4%	6,155	6,869	6,884	0.2%	11.8%	46.2%	53.8%
Corporate	13,410	11,118	11,940	7.4%	-11.0%	4,117	4,550	4,554	0.1%	10.6%	44.7%	55.3%
Middle-Market	6,849	6,896	7,233	4.9%	5.6%	2,038	2,319	2,330	0.5%	14.3%	48.9%	51.1%
Retail Banking	28,384	28,895	29,831	3.2%	5.1%	2,263	2,320	2,380	2.6%	5.2%	79.5%	20.5%
SME - Business	2,272	2,229	2,262	1.5%	-0.4%	720	762	807	5.9%	12.1%	46.4%	53.6%
SME - Pyme	7,444	7,926	8,361	5.5%	12.3%	115	97	94	-3.0%	-18.7%	96.5%	3.5%
Mortgage	9,204	9,589	9,867	2.9%	7.2%	978	972	955	-1.7%	-2.3%	76.1%	23.9%
Consumer	5,549	5,469	5,550	1.5%	0.0%	299	322	346	7.7%	16.0%	83.2%	16.8%
Credit Card	3,916	3,682	3,791	3.0%	-3.2%	151	169	178	5.6%	17.7%	86.8%	13.2%
Others (1)	307	333	333	0.0%	8.6%	126	120	122	2.2%	-3.2%	45.6%	54.4%
Mibanco	7,916	8,331	8,563	2.8%	8.2%	153	156	159	1.6%	4.0%	94.3%	5.7%
Bolivia	-	-	-	-	-	1,572	1,834	1,899	3.5%	20.8%	-	100.0%
ASB (2)	-	-	-	-	-	957	838	822	-2.0%	-14.1%	-	100.0%
Total loans	56,866	55,574	57,900	4.2%	1.8%	11,226	12,138	12,266	1.1%	9.3%	59.3%	40.7%

(1) Includes Work out unit, and other banking.

(2) Figures differ from previously reported.

Highest growth in volumes
Largest contraction in volumes

6

Average daily loan balances registered growth of +2.8% QoQ. This figure is lower than that reported for quarter-end balances (+5.6% QoQ), because the latter expanded towards the end of the quarter. In the analysis by currency, QoQ expansion is mainly due to an increase in the LC portfolio (+4.2% QoQ), and to a lesser extent, to growth in the FC portfolio (+1.1% QoQ).

In the YoY analysis, growth was slightly higher (+3.0%). This was mainly attributable to expansion in the FC portfolio and, to a lesser extent, to growth in the LC portfolio. In terms of FC-denominated loans, it is important to note that the segments that reported the highest growth YoY were Wholesale Banking and BCP Bolivia. The former reported an increase in loans to clients that generate income in US Dollars while growth in the latter was attributable to loans in Bolivian Pesos.

Loan Growth QoQ in Average Daily Balances

Expressed in millions of Soles

In the analysis by segment, it is evident that the QoQ expansion in loans was led primarily by Wholesale Banking, both in the sub-segment of Corporate Banking (+3.1% QoQ) and in Middle-Market banking (2.4% QoQ), followed by growth in SME-Pyme, Mibanco and Mortgage. This growth was generated almost entirely by the LC portfolio.

It is important to note that after a decision was made to resume growth in the Consumer and Credit Card segments, these portfolios reported growth rates of +2.4% and +3.3% QoQ, respectively. The aforementioned represents a substantial improvement in the dynamic given that these segments reported either a contraction or very low growth in previous quarters of 2017: 1Q reported drops of -0.4% and -0.5% respectively; 2Q also registered decreases, which were situated at -0.5% and -2.7%, respectively; while 3Q registered rates of +0.2% and -1.2% respectively.

BCP Bolivia reported growth, measured in average daily balances, of +3.2% QoQ in 4Q17. This evolution was due primarily to growth in Retail Banking, mainly in the Mortgage segment; and in Wholesale Banking, mainly in the Corporate Banking segment.

Loans at Mibanco measured in average daily balances increased +2.7% QoQ, which stands out in a context of low economic growth. The speed of origination remains below this segment’s potential.

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Loan Growth YoY in Average Daily Balances

Expressed in millions of Soles

The analysis of total loans YoY measured in average daily balances shows growth of +3.0%, which was led by Middle-Market Banking, SME-Pyme and Mortgage within BCP Stand-alone; and by BCP Bolivia and Mibanco. YoY expansion was associated with the portfolios in both currencies but was mainly attributable to the one denominated in LC.

Finally, the aforementioned has generated a change in the portfolio mix with regard to the mix registered at the end of 2016 given that the segments with the highest margins, such as SME-Pyme and Mibanco, continue to increase their share of the total mix. This was due to two factors i) higher growth in these segments, and ii) contractions in some segments as competition increases, which also steps up pressure on margins.

1.2.2 Evolution of dollarization by segment

YoY evolution of dollarization by segment

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only BCP Stand-alone and Mibanco’s loan books.

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An analysis of the YoY evolution of dollarization at Credicorp shows an increase, which was due primarily to growth in the dollarization level at BCP Stand-alone, and to a lesser extent, to loan expansion at BCP Bolivia. It is important to note that loans at BCP Bolivia are denominated in Bolivian Pesos and as such, are included in the Credicorp’s FC portfolio to calculate the “dollarization” level.

The figure above shows the dollarization level of the business segments at BCP Stand-alone and Mibanco. It is important to note that:

(i)	The increase in dollarization at BCP Stand-alone was due to higher dollarization in the Wholesale Banking segment in general and in the Corporate Banking segment in particular, where LC loans contracted significantly while FC loans grew YoY.

(ii)	Other segments maintained stable dollarization levels, with the exception of Mortgage, which continued to dedollarize.

All of the aforementioned helped keep the percentage of loans that are highly exposed to FX risk at stable levels, which, as reflected in the following bar chart, continued to post levels close to 0%. This figure, in turn, represents a record low for the percentage of total loans that are highly exposed to FX risk at BCP Stand-alone: 0.2%.

FX risk on credit risk – BCP Stand-alone

1.2.3 BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan Dedollarization Program, which contemplated, among other measures, setting progressive dedollarization goals for the end of June 2015, December 2015 and December 2016 for the total FC portfolio with some exceptions and for the joint mortgage and car loan portfolio. The balance required for the end of December 2017 is the following:

(i)	For the total portfolio in FC, the balance at the end of December 2017 must represent no more than 80% of the total loan balance at the end of September 2013 (excluding certain loans).

At the end of December 2017, BCP stand-alone has reached a comfortable compliance level for the portfolio of total loans that is subject to the dedollarization program. The compliance level reached was 103% over the target set by the BCRP, leaving a wide margin of US$ 204 million.

(ii)	For the FC Mortgage and Car portfolio at the end of December 2017, the balance must represent no more than 60% of the balance posted at the end of February 2013.

At the end of December 2017, the level of compliance was not reached by 1.3%. This caused the bank to make a small increase in the legal banking reserve during January 2018. On January 30th, the trend was corrected, which allowed the bank to reach the target and eliminate the legal banking reserve at the end of the month.

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1.2.4 Market share in loans

Market share in Peru

(1) Mortgage segment includes Mibanco's market share of 1% as of November 2017, September 2017 and December 2016.

(2) Consumer segment includes Mibanco's market share of 1.8% as of November 2017, 1.9% as of September 2017 and 2.2% as of December 2016.

(3) Corporate and Middle-market market shares are as of December 2017.

At the end of November 2017, BCP Stand-alone continued to lead the market with a share of 29%, which is significantly higher than the level posted by its closest competitor. Nevertheless, this share falls below the 30.0% posted in 4Q16, which reflects high competition in the Wholesale Banking segment and the Retail Banking segments.

Corporate and Middle-Market Banking increased their market share in +280 and +130 bps, respectively, with regards to the levels posted at the end of September. Corporate Banking maintained stable its participation compared to the market shared posted at the end of 2016; while Middle-Market Banking increased it in +170 bps. It is worth mentioning that both maintained their leadership in their respective markets.

In terms of Retail Banking, BCP reported a stable market share and continued to lead in almost all of its segments with the exception of SME-Business. In this segment BCP continues to place second but focused on increasing its share. It is important to note that this segment posted the highest growth in market share this quarter (+70 bps QoQ), and accumulated +390 bps of increased with regards to the level registered at the end of 2016.

Mibanco slightly increased its market share by +10 bps in comparison to the level posted at the end of September. Mibanco increased its market share in +30 bps with regards to the level at the end of 2016.

Finally, BCP Bolivia’s market share remained stable QoQ but grew +50 bps YoY, ranking fourth in the Bolivian Financial System.

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2.	Funding Sources

Throughout 2017, Credicorp’s funding structure was characterized by an increase in Deposits’ share of total funding. In 4Q17, it is important to note i) significant growth in savings and time deposits; ii) the increase in BCRP instruments; and iii) in October 2017, the first issuance of LC-denominated bonds in the international market. All of the aforementioned was in line with the strategy to maintain internal limits for asset and liability mismatch in terms of both duration and currency. This allowed Credicorp to maintain its cost of funding at a relatively stable level that posted an increase of only 1bps QoQ. In the annual analysis, the cost of funding only increased 2bps.

Funding	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Non-interest bearing demand deposits	23,341,517	24,506,234	24,193,949	-1.3%	3.7%
Interest bearing Demand deposits	5,368,222	5,075,162	5,576,327	9.9%	3.9%
Saving deposits	26,684,133	26,652,822	28,633,099	7.4%	7.3%
Time deposits	23,275,031	29,619,222	31,143,365	5.1%	33.8%
Severance indemnity deposits	7,117,685	6,609,242	7,170,934	8.5%	0.7%
Interest payable	333,267	431,233	452,737	5.0%	35.8%
Total deposits	86,119,855	92,893,915	97,170,411	4.6%	12.8%
Due to banks and correspondents	7,562,947	8,867,185	7,996,889	-9.8%	5.7%
BCRP instruments	11,265,406	8,107,103	9,286,032	14.5%	-17.6%
Bonds and subordinated debt	15,962,810	15,236,054	16,242,257	6.6%	1.8%
Other liabilities (1)	15,211,997	17,807,782	17,557,454	-1.4%	15.4%
Total funding	136,123,015	142,912,039	148,253,043	3.7%	8.9%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) The calculation of the average cost only includes the banking subsidiaries: BCP Stand-alone, Mibanco, BCP Bolivia and ASB.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(3) The ratios differ from the previously reported, please consider these ratios.

The figure of the Evolution of Credicorp’s funding structure and cost was calculated with quarter-end balances.

The quarterly evolution shows slight variations in the funding structure to reflect, in order of growth, increases in Deposits, BCRP Instruments and Bonds & Subordinated Debt. This change in structure was different to that seen in previous quarters, particularly given that in the previous quarters it reflected a continuous reduction in BCRP Instruments that began in 2016.

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The YoY evolution reflects a trend that began in 2016 to replace BCRP Instruments and Due to banks & correspondents mainly with Deposits and, to a lesser extent, with Bonds & subordinated debt, the latter to maintain structural funding.

2.2	Deposits

Deposits	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Non-interest bearing demand deposits	23,341,517	24,506,234	24,193,949	-1.3%	3.7%
Interest bearing Demand deposits	5,368,222	5,075,162	5,576,327	9.9%	3.9%
Saving deposits	26,684,133	26,652,822	28,633,099	7.4%	7.3%
Time deposits	23,275,031	29,619,222	31,143,365	5.1%	33.8%
Severance indemnity deposits	7,117,685	6,609,242	7,170,934	8.5%	0.7%
Interest payable	333,267	431,233	452,737	5.0%	35.8%
Total deposits	86,119,855	92,893,915	97,170,411	4.6%	12.8%

At the subsidiary level, total deposits expanded QoQ. This was primarily attributable to an increase at BCP Stand-alone and, to a lesser degree, to growth at Mibanco.

The QoQ increase in savings deposits at BCP Stand-alone was primarily associated with fund captures from the Temporary Regimen to Repatriate Capital1, which was in effect until the last business day of December 2017. BCP Bolivia posted an increase in savings deposits, although less significant than that of BCP Stand-alone, after rolling out a major campaign “Promoción millonaria”.

Capital repatriation also drove significant QoQ expansion time deposits, which was primarily attributable to BCP Stand-alone. Mibanco also posted a QoQ increase in time deposits (although less significant), which was associated with aggressive affiliation initiatives in 4Q, mainly with companies.

In terms of Severance indemnity deposits, the QoQ increase was attributable to the second mandatory deposit, which is made by employers in 4Q of every year in the month of November.

QoQ expansion was also seen in Interest-bearing demand deposits, which was primarily attributable to deposits in the financial system.

The aforementioned offset the slight contraction in Non-interest bearing demand deposits, which was mainly due to a decrease in the volume of current accounts in LC from corporate clients at BCP Stand-alone.

In YoY terms, total Deposits increased +12.8% and registered growth in all deposit types but mainly in Time deposits and Savings Deposits. The latter reflected both the positive impact of the Temporary Regimen for Capital Repatriation and the initiatives to capture deposits that were rolled out throughout the year. At the subsidiary level and by client type, growth in Deposits in 2017 was associated primarily with deposits from individuals through BCP Stand-alone.

1 Tax Benefit to promote repatriation of undeclared funds that Peruvian residents hold overseas

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2.2.1 Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

Deposit dollarization at Credicorp increased QoQ given that, despite the increase in LC deposits, growth in FC deposits was greater. In the case of LC deposits, expansion was due primarily to Savings and Severance indemnity deposits while growth in FC deposits was associated with Time, Savings and Demand deposits.

In the YoY evolution, however, a lower level of dollarization is evident given that growth in LC deposits in previous quarters allowed to keep the downward trend in the level of dollarization of deposits.

Credicorp - Deposit Dollarization measured in quarter-end balances

An analysis of the QoQ evolution reflects an increase in the dollarization level of time deposits and, to a lesser extent, in the level of demand deposits. In the case of time deposits, the increase in the dollarization level was due primarily to the effect of the capital repatriation initiative, which gained ground in 4Q17. Savings and Severance indemnity deposits continued to reflect a reduction in dollarization levels.

In the YoY analysis, on-going dollarization was evident in almost all deposit types. This was in line with the trend observed in previous quarters.

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2.2.2 Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.1% at the end of December 2016, 0.2% at the end of September 2017 and November 2017.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of December 2016 and September 2017, and 1.3% at the end of November 2017.

(3) Time deposits includes Mibanco's narket share of 6.0% at the end of December 2016, 5.8% at the end of September 2017 and 5.9% at the end of November 2017.

(4) Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of December 2016 and September 2017, and 1.4% at the end of November 2017.

At the end of November 2017, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for total deposits with a market share (MS) of 32.0%. This result was situated approximately 12.4 percentage points above that of the group’s closest competitor.

In QoQ analysis reveals that the MS for total deposits remained stable (32.2% at the end of September 2017) due to the net effect between the increase in the MS of demand, savings and Severance indemnity deposits and the reduction in the MS of time deposits. It is important to note that the impact of capital repatriation was reflected in the month of December. As such, the increase in the MS of this type of deposit is hidden.

In the YoY analysis, MS reported a stable trend in comparison to the evolution at the end of December 2016 (32.1%).

BCP Bolivia once again ranked fifth in the Bolivian financial market system with a relatively stable MS that was situated at 9.8% at the end of December 2017 (compared to 10.0% at the end of September 2017).

2.3	Other funding sources

Other funding sources	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Due to banks and correspondents	7,562,947	8,867,185	7,996,889	-9.8%	5.7%
BCRP instruments	11,265,406	8,107,103	9,286,032	14.5%	-17.6%
Bonds and subordinated debt	15,962,810	15,236,054	16,242,257	6.6%	1.8%
Other liabilities (1)	15,211,997	17,807,782	17,557,454	-1.4%	15.4%
Total Other funding sources	50,003,160	50,018,124	51,082,632	2.1%	2.2%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The Total of other funding sources rose +2.1% QoQ due to an increase in BCRP Instruments and Bonds & subordinated debt, mainly at BCP Stand-alone.

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In share of BCRP Instruments in total funding at Credicorp increased QoQ, mainly due to growth in Regular Repos at BCRP. It is important to note that BCP Stand-alone accounted for approximately 97.2% of BCRP instruments at Credicorp; the remainder corresponds to Mibanco. YoY, BCRP instruments reflected the drop seen in other quarters in 2017.

Bonds & subordinated debt increased due to the first issuance of a Soles-denominated corporate bond made in the international market in the month of October 2017. This transaction was conducted through BCP Stand-alone for S/ 2,000 million at a rate of 4.85%.

All of the aforementioned offset the contraction in Due to banks & Correspondents and to a lesser extent, in Other liabilities:

The drop in Due to banks & correspondents was originated by a decrease in the level of debt obligations with foreign banks in 4Q17 through BCP Stand-alone.

The slight reduction in Other liabilities was due to a decrease in repo agreements with other banks at BCP Stand-alone and Credicorp Capital.

The YoY analysis reflects a trend that is more in line with that observed in previous quarters in that growth in Other source of funding was the primary driver of expansion in Bonds & subordinated debt, followed by the increase in Due to banks & correspondents. The aforementioned substituted BCRP Instruments given that the main substitution and expansion repos expired in 2017.

2.4	Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

Credicorp’s L/D ratio increased QoQ to situate at 103.4% after loans expanded at a greater rate than total deposits (+5.6% vs +4.6%). In the analysis by subsidiary, it is evident that this slight increase was associated with BCP Stand-alone. Nevertheless, in YoY terms, the L/D ratio continued to reflect the reduction observed in the previous quarters of 2017.

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Loan / Deposit Ratio by Currency
Local Currency	Foreign Currency

The QoQ analysis by currency indicates growth in the L/D ratio for LC at Credicorp while the L/D ratio for FC reported a decline. The latter was attributable to a decrease in the ratio at BCP Stand-alone, which reflects the effect of significant growth in FC deposits.

In the YoY analysis, the L/D ratio reported a decrease that was attributable to on-going dedollarization of deposits in 2017. The L/D ratio for FC reported a significant decline due to considerable growth in FC deposits in 4Q.

2.5	Funding Cost

Credicorp’s funding cost increased only +1 bps QoQ, which reflects the slight change in the funding structure discussed above, where Bonds & subordinated debt, as well as BCRP Instruments, posted a marginal increase in their share of total funding, replacing Due to banks & correspondents. The aforementioned was attenuated by growth in deposits, which expanded in volume only toward the end of the quarter after the Program to repatriate capital.

In the YoY analysis the funding cost fell -4 bps YoY, in line with the evolution of the funding structure, which posted a significant increase in the share of total deposits in Credicorp’s total funding (62.9% in 4Q16 to 65.2% in 4Q17). As such, total deposits- a relatively lower cost alternative- replaced BCRP Instruments and Due to banks & correspondents in the funding mix. Nevertheless, it is important to remember that growth in deposits was associated with a higher volume of savings and time deposits at the end of the quarter, which meant that interest expense, particularly on time deposits, had almost no impact on interest expenses.

In accumulated terms, although the funding cost increased +2 bps with regard to the level in 2016, the level reported reflects relative stability considering that in 2014, Credicorp’s funding cost reflected an upward trend in a scenario in which the funding cost in LC increased, and funding for the banking business expanded primarily in LC to accompany significant dedollarization of loans at BCP Stand-alone. Additionally, growth in funding in LC was attributable primarily to an increase in structural funding from BCRP, mainly in 2015 and part of 2016.

Nevertheless, in 2017, a more favorable context was generated mainly by:

(i)	A scenario characterized by on-going reductions in BCRP’s reference rate (100 bps at year-end), which helped stabilize the funding cost in LC and eventually led to a slight reduction at year-end after almost three years of upward pressure.

(ii)	The funding structure reflected an increase in the level of deposits, which constitute a lower-cost source of funding. Additionally, within the deposit structure, we see growth, measured in average daily balances, in savings deposits in LC, which also reported the lowest cost of all deposit types.

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(iii)	Time deposits and the recent issuance of corporate bonds increased their shares of total funding; the latter allow Credicorp to maintain an adequate level of structural funding. Both types of funding replaced BCRP repos, which expired at different dates throughout the year.

The table below shows the funding cost by subsidiary:

	BCP
	Stand-alone	Mibanco	BCP Bolivia	ASB (1)	Banking business	Credicorp (1)(2)
4Q16	2.12%	4.98%	1.91%	2.35%	2.34%	2.15%
3Q17	2.02%	4.78%	2.55%	1.94%	2.26%	2.10%
4Q17	2.03%	4.56%	2.65%	1.95%	2.26%	2.11%
2014	1.85%	4.28%	1.82%	2.26%	2.08%	1.94%
2015	1.91%	4.19%	2.01%	2.36%	2.11%	1.97%
2016 (1)	2.04%	4.88%	1.90%	2.37%	2.26%	2.08%
2017	2.04%	4.80%	2.33%	2.02%	2.27%	2.10%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Includes banking business results, other subsidiaries and consolidation adjustments.

(i)	The funding cost at BCP Stand-alone, which experienced upward pressure as of 2014, stabilized toward the second half of 2017. The funding cost at Mibanco, which also experienced on-going upward pressure as of 2014, registered a turning point in 4Q16 and maintained downward trend in 2017.

(ii)	The funding cost at BCP Bolivia increased +10 bps QoQ due to growth in interest expenses on deposits, specifically time deposits.

2.6	Mutual Funds

Mutual funds	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Mutual funds in Peru	10,702,646	11,297,018	12,135,085	7.4%	13.4%
Mutual funds in Bolivia	566,432	552,046	557,822	1.0%	-1.5%
Total mutual funds	11,269,078	11,849,065	12,692,907	7.1%	12.6%

Mutual funds at Credicorp Capital Fondos Peru grew QoQ. This was mainly attributable to an increase in funds held by natural persons, which was in turn associated with the capital repatriation program (whose impact was greatest in 4Q17). The market share at the end of December 2017 increased and was situated at 41.0% in comparison to 40.4% at the end of September 2017. In this context, Credicorp Capital Fondos Peru continued to lead the Peruvian market and was situated approximately 20.2 percentage points above its closest competitor. In the YoY analysis, Credicorp Capital Fondos Peru reported expansion of +13.4% in funds under management.

Funds under management at Credifondo Bolivia increased QoQ due to growth in the investment volume, which was in line with a QoQ increase in the number of clients.

In terms of market share Credifondo Bolivia was situated at 13.5% at the end of December 2017 versus 13.0% at the end of September 2017. With this share, the fund maintained its position as the fourth largest competitor in the Bolivian market.

In YoY terms, Credifondo Bolivia reported a decrease of -1.5% in its funds under management. Despite this, the fund increased its market share, going from 12.8% at the end of December 2016 to 13.5% at the end of December 2017.

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3.	Portfolio quality and Provisions for loan losses

In 2017, the -10 bps drop in the cost of risk (CofR), which was situated at 1.78%, was particularly noteworthy. This level fell below the 1.82% registered in 2012, the year prior to the acquisition of Mibanco and the starting point for Peru’s economic slowdown. This result was even more noteworthy if we consider the provisions set aside in 2017 for the El Nino Phenomenon and the Lava Jato case. The CofR of the underlying portfolio fell -22 bps from 1.88% in 2016 to 1.66% in 2017, in line with portfolio growth and a decrease in provision requirements for the underlying portfolio. The latter reflects the improvements made over the last 3 years in commercial and risk management capabilities.

Portfolio quality and Provisions for loan losses	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Gross Provisions	(542,988)	(447,504)	(509,774)	13.9%	-6.1%	(2,063,209)	(2,057,478)	-0.3%
Loan loss recoveries	83,727	69,302	68,524	-1.1%	-18.2%	277,714	268,313	-3.4%
Provision for loan losses, net of recoveries	(459,261)	(378,202)	(441,250)	16.7%	-3.9%	(1,785,495)	(1,789,165)	0.2%
Cost of risk (1)	1.94%	1.59%	1.76%	17 bps	-18 bps	1.88%	1.78%	-10 bps
Provisions for loan losses / Net interest income (2)	22.5%	18.6%	21.3%	255 bps	-121 bps	22.6%	22.1%	-50 bps
Total loans (Quarter-end balance)	94,780,539	95,142,268	100,477,774	5.6%	6.0%
Less - allowance for loan losses	4,207,133	4,419,769	4,500,498	1.8%	7.0%
Write-offs	375,865	332,995	357,916	7.5%	-4.8%
Internal overdue loans (IOLs) (3)	2,618,848	2,874,071	3,019,222	5.1%	15.3%
Refinanced loans	844,054	963,807	915,297	-5.0%	8.4%
Non-performing loans (NPLs) (4)	3,462,902	3,837,878	3,934,519	2.5%	13.6%
Delinquency ratio over 90 days	2.13%	2.28%	2.26%
IOL ratio	2.76%	3.02%	3.00%
NPL ratio	3.65%	4.03%	3.92%
Coverage ratio of Internal overdue loans	160.6%	153.8%	149.1%
Coverage ratio of NPLs	121.5%	115.2%	114.4%

(1) Annualized provisions for loans losses / Total loans.

(2) Figures differ from previously reported, please consider the data presented on this report.

(3) Includes overdue loans and loans under legal collection. (Quarter-end balances).

(4) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances).

3.1	Provisions for loan losses

The QoQ analysis shows an increase of +16.7% in the provision for loan losses net of recoveries, which was attributable to an increase in provision requirements in the SME-Pyme and Mibanco segments. The aforementioned led the cost of risk2 to increase +17 bps, situating at 1.76%. This growth was partially offset by the +5.6% QoQ expansion in total loans.

Coverage ratios for the internal overdue and non-performing loan portfolios fell given that growth in the allowance for loan losses was lower than the increase in the internal overdue and non-performing loan portfolios.

In the YoY analysis, the provision for loan losses net of recoveries fell -3.9% due to the decrease in gross provisions. This, coupled with growth in quarter-end loan balances, led to a -18 bps drop in CofR. The coverage ratios for the internal overdue and non-performing loan portfolios posted a drop given that growth in the internal overdue and non-performing loan portfolios outpaced the increase in the allowance for loan losses.

In accumulated terms, the CofR in 2017 fell -10 bps. This was mainly associated with growth in the loan balance and, to a lesser extent, with the fact that provisions were relatively stable. It is important to note that growth in loans outpaced that of gross provisions, which reflects the good credit quality of the loans originated this year.

2 Annualized provisions for loan losses net of recoveries over total loans.

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3.2	Portfolio Quality

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans.

(3) The cost of risk of the Underlying portfolio for March 17 and June 17 was calculated eliminating provisions related to the construction sector and the El Nino weather phenomenon.

Prior to analyzing the evolution of delinquency indicators, it is important to note that:

(i)	Traditional delinquency indicators (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written off although provisions have been set aside, given that foreclosure takes 5 years on average.

(ii)	In the second half (2H) of each year, loans are more dynamic, mainly in SME-Pyme and Mibanco given that the main campaigns in these segments (Christmas Campaigns) are conducted in the second half of the year and these short-term loans are paid in full in 1H of the following year.

The figure above reveals a QoQ improvement in traditional delinquency indicators. This was due to lower growth in the internal overdue and non-performing loan portfolios than in total loans.

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The following figure shows the evolution of the cost of risk by business line and product:

Cost of risk by segment

Prior to analyzing delinquency indicators by business line, it is important to note that, as is evident in the figure above, the Cost of Risk YoY (to eliminate the effect of loan seasonality) contracted for the fifth consecutive quarter (excluding 1Q17, which was affected by FEN). If we look at the historical trend for delinquency indicators, it is evident that 2015 marked a turning point for the cost of risk.

The accumulated analysis is shown in the following figure:

It is very important to note that the CofR in 2017 was situated at 1.78%, which fell below the 1.88% reported for the same period in 2016. This was important if we consider that:

(i)	The level in 2017 includes provisions for FEN (1Q and 2Q) and construction companies (1Q);

(ii)	The underlying portfolio reported a CofR of 1.66% in accumulated terms in 2017 versus 1.88% for the same period in 2016.

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(iii)	The cost of risk in 2017 was lower than that reported in 2012, which is noteworthy given that 2012 excludes two fundamental factors: i) the negative effect on the risk mix generated by the acquisition of Mibanco (2015), and ii) the negative impact of the economic slowdown in the Peruvian economy.

3.2.1 Delinquency indicators by business line

Wholesale Banking – Portfolio quality and cost of risk

(i)	The cost of risk in Wholesale Banking was situated at 0.13%, which represents a slightly increase of +7 bps QoQ. This increase is due to the unusually low provisions level in 3Q17 in line with a provision reversal of a client in the Work-out unit.

The NPL ratio fell QoQ, mainly due to portfolio growth and, to a lesser extent, to a reduction in non-performing loans due to lower volumes of refinanced loans.

BCP Bolivia – Portfolio quality and cost of risk

(ii)	BCP Bolivia reported a QoQ drop in the CofR that was primarily attributable to a reduction in provisions, which were unusually high in 3Q17. The IOL and NPL ratios remained relatively stable.

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SME-Business – Portfolio quality and cost of risk

(iii)	It is important to consider that the SME-Business segment is also affected by the loan seasonality, therefore, YoY analysis is more accurate than QoQ analysis. As such, the CofR posted a significant decreased YoY, reaching levels more similar to those posted in the 4Q of previous years

The IOL and NPL ratios improved QoQ, in line with the loan seasonality, aforementioned, which is reflected in the loan growth, but also with the contraction in the internal overdue and the non-performing loans portfolio due to write-offs and recoveries of overdue loans. YoY, both indicators rose slightly but they remained within the organization’s risk appetite.

SME - Pyme – Portfolio quality and Cost of risk

(iv)	In the SME-Pyme segment, it is important to analyze the early delinquency indicator, which excludes loans that are overdue less than 60 days (volatile loans with a very high percentage of recovery) and those overdue more than 150 days (loans for which provisions have been set aside but which cannot be written-off due to the existence of real estate collateral– commercial properties that take five years on average to liquidate).

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Since 2S14, SME-Pyme’s early delinquency continues to show a downward trend YoY, in line with on-going improvement in the risk quality of vintages, which in turn is explained by all adjustments made in the SME-Pyme business model. All this effort is more evident in vintages originated from 2015 and on. In this context, early delinquency fell -6 bps YoY in 4Q17. This improvement was also attributable to higher growth in the total portfolio.

In line with the aforementioned, the CofR fell -38 bps YoY. This was due primarily to portfolio growth, which offset the slight increase in provisions. The latter was in line with the delinquency shown by some clients after the end of the skip program offered to them during El Nino Phenomenon.

Mortgage – Portfolio quality and Cost of risk

(v)	In terms of Mortgage loans, it is important to remember that these indicators are also affected by the existence of real estate collateral because the loans cannot be written-off until foreclosure, which takes 5 years on average. Traditional delinquency indicators increased QoQ given that the internal overdue and non-performing loan portfolios grew at a faster rate than the total portfolio.

The Early Delinquency indicator, which excludes the effect of loans that are more than 150 days overdue, fell -10 bps and is within the average range observed over the past two years.

The CofR increased +31 bps QoQ due to an increase in provisions after some clients posted delinquency problems and, to a lesser extent, to an operating error in the MiVivienda portfolio in the month of October, which led the bank to set aside more provisions than necessary. However, it is important to note that the CofR is still within the organization risk appetite levels.

In the YoY analysis, early delinquency fell -4 bps and the cost of risk increased +38 bps, in line with the increase in provisions expense.

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Consumer – Portfolio quality and Cost of risk

(iv)	In the Consumer portfolio, the cost of risk fell QoQ and YoY, mainly due to a drop in provisions. This was in line with (i) the extinction of vintages originated prior to 2015; and (ii) the change in the risk profile for this portfolio. At the end of December 2017, 75% of the portfolio corresponds to vintages from 2016 or after, which have better risk quality than the ones of 2015 and before that triggered the delinquency problem. The portfolio’s new composition reflects the calibrated profile generated by changes in the risk policy for admissions, which also led to a decrease in the level of provisions.

Early delinquency fell -20 bps QoQ and -38 bps YoY due to improvements in the risk quality of new vintages. In this context, the indicator reached levels similar to those seen in 2013 but with a lower cost of risk. It is evident that we have room to increase the speed of growth, which will allow us to maximize the portfolio’s profitability while maintaining this loan book within the organization’s risk appetite.

Credit Card – Portfolio quality and Cost of risk

(vii)	The portfolio for the Credit Card segment reported a QoQ increase in the CofR; this was attributable to growth in provisions, which was partially offset by portfolio expansion. This expansion was, as mentioned last quarter, linked to the decision to increase the speed of growth in this segment to maximize the portfolio’s profitability. YoY, the CofR fell -8 bps, in line with a decrease in provisions.

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Early delinquency increased +58 bps QoQ and +36 bps YoY, in line with the delinquency problems faced by some clients in FEN disaster areas. This scenario also affected other entities in the country’s financial system. Nonetheless, the trend reflects an improvement in the risk quality of new vintages after corrective measures were applied to address the delinquency problem that became evident at the end of 2015.

Mibanco – Portfolio quality and Cost of risk

(1) Adjusted cost of risk of March 2017 and June 2017 calculated eliminating provisions related to the El Nino weather phenomenon.

(viii)	The cost of risk at Mibanco increased +53 bps QoQ and + 96 bps YoY. This was due primarily to an increase in provisions to cover slight deterioration at the portfolio level. The IOL and NPL ratios posted increases both QoQ and YoY, which was attributable to the expiration of the skip programs offered to clients affected by FEN.

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4.	Net Interest Income (NII)

The year 2017 was marked by low growth in average daily loan balances (+1.9%) and on-going reductions in loan NIM, which were offset by an improvement in returns on investments. In this context, NIM fell -14 bps with regard to 2016’s level due to a -42 bps drop in NIM on loans. Nevertheless, the improvement in the cost of risk led risk-adjusted NIM to fall only -8 bps. This is even more noteworthy if we consider that provisions for the year incorporate the effects of FEN and Lava Jato. In 4Q17, loans registered gradual recovery, particularly in lower-margin segments such as Wholesale Banking. The aforementioned led to a slight drop of -4 bps in NIM.

Net interest income		Quarter		% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2018
Interest income	2,784,031	2,768,798	2,832,384	2.3%	1.7%	10,742,216	11,056,862	2.9%
Interest on loans	2,443,554	2,396,969	2,460,935	2.7%	0.7%	9,479,867	9,572,633	1.0%
Dividends on investments	2,902	8,530	10,030	17.6%	245.6%	51,831	52,906	2.1%
Interest on deposits with banks	13,022	21,172	23,311	10.1%	79.0%	48,626	88,359	81.7%
Interest on securities	306,891	330,378	324,082	-1.9%	5.6%	1,103,834	1,299,845	17.8%
Other interest income	17,662	11,749	14,026	19.4%	-20.6%	58,058	43,119	-25.7%
Interest expense	740,609	744,282	766,410	3.0%	3.5%	2,864,185	2,985,375	4.2%
Interest on deposits	273,957	287,046	293,368	2.2%	7.1%	1,062,751	1,132,041	6.5%
Interest on borrowed funds	207,077	185,962	179,841	-3.3%	-13.2%	822,513	763,436	-7.2%
Interest on bonds and subordinated notes	208,677	203,083	213,108	4.9%	2.1%	778,644	835,255	7.3%
Other interest expense (1)	50,898	68,191	80,093	17.5%	57.4%	200,277	254,643	27.1%
Net interest income (1)	2,043,422	2,024,516	2,065,974	2.0%	1.1%	7,878,031	8,071,487	2.5%
Risk-adjusted Net interest income (1)	1,584,161	1,646,314	1,624,724	-1.3%	2.6%	6,092,536	6,282,322	3.1%
Average interest earning assets	146,583,248	152,336,614	156,414,367	2.7%	6.7%	145,273,182	152,823,723	5.2%
Net interest margin (1)(2)	5.58%	5.32%	5.28%	-4bps	-30bps	5.42%	5.28%	-14bps
NIM on loans (1)(2)	8.32%	8.20%	8.10%	-10bps	-22bps	8.27%	7.85%	-42bps
Risk-adjusted Net interest margin (1)(2)	4.32%	4.32%	4.15%	-17bps	-17bps	4.19%	4.11%	-8bps
Net provisions for loan losses / Net interest income	22.48%	18.68%	21.36%	268bps	-112bps	22.66%	22.17%	-49bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

Prior to beginning this discussion, it is important to remember that in order to manage NIM with greater precision and clarity, and to ensure better disclosure, in 1Q17 we began excluding the derivatives result from NII to include it in non-financial income. For comparative purposes, these changes have been applied retroactively to 4Q16 and 2016.

4.1	Interest Income

The QoQ analysis reveals a +2.3% increase in interest income, which was due primarily to growth in interest income on loans. This was attributable to:

(i)	VOLUME EFFECT: higher growth in average daily loan balances, as indicated in the section 1.2 Credicorp Loans, after three quarters of very low growth.

(ii)	MIX BY CURRENCY: loan expansion was generated primarily in LC loans, which grew 4.2% QoQ. This rate outpaced that of FC loans (1.1% QoQ).

YoY, interest income expanded +1.7%, mainly due to higher interest income on securities due to more active management of the investment portfolio in a context of low loan growth to maximize the profitability of IEA. Interest income on loans followed the same trend described in the QoQ evolution.

At the accumulated level, the +2.9% increase in interest income was associated with growth in interest on securities due to the more active management of the investment portfolio above mentioned. The aforementioned was reinforced by growth in interest income on loans in the second half of the year, which went hand-in-hand with an improvement in loan expansion.

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4.2	Interest Expenses

Interest expenses increased 3.0% QoQ, which is in line with the slight change in structural funding explained in section 2. Funding sources, in particular:

(i)	Growth in the level of Bonds & subordinated debt, after an issuance of LC-denominated bonds in October 2017 that increased QoQ interest expenses on securities.

(ii)	The increase in Other expenses is associated with the derivatives business at Credicorp Capital.

(iii)	The slight increase in interest expenses on deposits, which mainly reflects an increase in the average volume of Deposits, particularly in terms of time deposits.

In the YoY and accumulated analysis, interest expenses grew +3.5% and +4.2%; this was mainly due to an increase in interest expenses on deposits that was related to both a volume effect and a rate effect given that the deposits that posted the highest growth were Time deposits, which carry higher rates. It is important to note the drop in Interest on loans. This was related to a decrease in BCRP instruments, whose funding cost is higher than that of loans.

4.3	Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

In the QoQ analysis, NIM posted a 4 bps drop due to loan growth driven by lower-margin businesses, as we explained previously. Risk-adjusted NIM fell (-17pbs) given the slight drop in NIM, aforementioned, which was accentuated by the increase in CofR. The latter reached a more normalized level after the unusually low level posted in 3Q17.

In the YoY analysis, the deterioration in NIM was related to 6.7% growth in average IEA versus low growth of 1.1% in NII. All of this, despite a t-2.8% drop YoY in net provisions for loan losses led to reduction of -17 bps in Risk-adjusted NIM.

At the accumulated level, NIM and risk-adjusted NIM contracted, in line with i) growth in IEAs; this was led by the investment portfolio, which is less profitable than loans, and ii) the gradual recovery of loan growth in Wholesale Banking, which posted a contraction in their margins due to aggressive competition. All aforementioned was partially offset by net interest income obtained in year-end campaigns in segments with better margins.

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NIM on loans dropped 10 bps QoQ, which was in line with significant growth in volumes in Wholesale Banking at the end of 4Q, which attenuated the increase in the net interest income obtained through campaigns in higher-margin segments (SME-Pyme and Mibanco).

In YoY and accumulated, this indicator posted a similar trend to that seen in the QoQ evolution.

NIM on loans[3]

It is also important to analyze NIM by subsidiary. The table below shows interest margins for each of Credicorp’s main subsidiaries.

NIM Breakdown (1)	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Creditcorp (2)
4Q16	4.89%	15.74%	4.83%	2.15%	5.58%
3Q17	4.54%	15.91%	4.18%	2.28%	5.32%
4Q17	4.50%	16.27%	4.08%	2.34%	5.28%
YTD - Dec 16	4.69%	14.87%	4.42%	2.12%	5.42%
YTD - Dec 17	4.50%	15.71%	4.31%	2.24%	5.28%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

(2) Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

The QoQ evolution of global NIM by subsidiary shows a reduction in Credicorp’s margin. This was mainly attributable to BCP Stand-alone, which represents around 65% of net interest income. The significant recovery of loans, particularly in Wholesale Banking, was not reflected in NIM given that the largest volume was captured at the end of 4Q17 and diluted significant net interest income that was obtained from end-of-year campaigns in higher-margin segments.

Mibanco, which represents around 24% of net interest income, posted significant growth QoQ, YoY and in accumulated terms that was mainly attributable to its loan portfolio. However, the good evolution of Mibanco’s NIM could not offset the impact generated through BCP Stand-alone.

In the accumulated analysis, we see that Credicorp’s NIM deteriorated, in line with the deterioration of NIM at BCP Stand-alone. This deterioration was not offset by Mibanco’s consistently good NIM. The evolution of Mibanco’s margin at the accumulated level is also attributable to a decline in the funding cost as deposits increased their share of the mix and due to banks and correspondents posted lower costs.

3 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Non-Financial Income

The main components of non-financial income, Fee income and Gains on foreign exchange transactions, were more dynamic in 4Q in comparison to previous quarters. Fee income expanded 4.7% throughout the year while Gains in foreign exchange transactions attenuated the contraction in play until 3Q. In accumulated terms, non-financial income increased +17.9%. This was mainly attributable to the sale of remaining shares in BCI and Enel in 2H17 and an improvement in fee income, primarily at BCP Stand-alone and, to a lesser extent, to the performance of Credicorp Capital. The aforementioned attenuated the slight reduction in gains on foreign exchange transactions.

Non-financial income	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Fee income (1)	711,756	719,539	783,976	9.0%	10.1%	2,777,375	2,906,547	4.7%
Net gain on foreign exchange transactions	174,530	150,777	172,709	14.5%	-1.0%	679,274	650,228	-4.3%
Net gain from associates (2)	1,581	(528)	4,747	999.1%	200.3%	10,145	16,216	59.8%
Net gain on sales of securities	27,667	346,122	237,705	-31.3%	N/A	312,609	724,799	131.9%
Net gain on derivatives	46,920	25,713	8,213	-68.1%	-82.5%	18,997	103,580	445.2%
Result on exchange difference	64	4,028	1,991	-50.6%	N/A	(42,189)	17,394	141.2%
Other non-financial income	53,758	44,733	69,249	54.8%	28.8%	206,850	252,497	22.1%
Total non financial income	1,016,276	1,290,384	1,278,590	-0.9%	25.8%	3,963,061	4,671,261	17.9%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Mainly includes the agreement between Grupo Pacifico and Banmedica.

	Quarter			% change		Year		% change
Millions (S/)	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
(+) EPS contribution (50%)	4.46	5.05	9.40	86.2%	110.8%	26.6	36.0	35.0%
(-) Private health insurance deduction (50%)	-2.88	-5.58	-4.65	-16.6%	61.7%	-16.5	-19.8	19.5%
(=) Net gain from associates excluding
Non-recurring income / expense	1.58	-0.53	4.75	999.1%	200.3%	10.1	16.2	60.4%
(+) Non-recurring income/expense	-	-	-	-	-	0.0	0.0	-
(=) Net gain from associates	1.58	-0.53	4.75	-999.1%	200.3%	10.1	16.2	60.4%

The QoQ evolution of non-financial income shows:

(i)	An increase in Fee income, which was mainly attributable to an increase in income from corporate finance at Credicorp Capital Peru and Chile, and to a lesser extent, to better performance at BCP, which we will see later in the report in section 5.1.2 the Banking Business.

(ii)	Higher Net gains on foreign exchange transactions at BCP Stand-alone; this was primarily attributable to the fact that higher margins were generated in the last quarter of the year due to exchange rate volatility.

(iii)	Growth in Other income due to a reversal of the excess provisions made for a project related to the improvement of the process at ATMs that require lower expenses than expected.

All of the aforementioned offset:

(i)	The decline in Net gains on sales of securities due to the high level posted in 3Q17, which in turn was related to the sale of BCI shares in 3Q17 (S/281 million). This was partially attenuated by the gains generated by the sale of shares in ENEL (S/163 million) in 4Q17.

(ii)	A drop in income relative to the Derivatives result due to a lower income made in the forward business at Credicorp Capital Colombia.

The YoY analysis reveals a significant increase of 25.8% in non-financial income that was due to gains on sales of securities stemming from the sale of shares in Enel and to a lesser extent, due to an increase in fee income. The aforementioned offset the drop in the derivative result.

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In accumulated terms, Non-financial income increased 17.9% with regard to the level reported in 2016. This was due primarily to:

(i)	Net gains on sales of securities, which is attributable primarily to the sale of two investments: remaining shares in BCI in 3Q17 and shares in Enel in 4Q17.

(ii)	The increase in Fee income, mainly due to an improvement in banking commissions at BCP Stand-alone and Mibanco and, to a lesser extent, to better performance at Credicorp Capital, particularly in 4Q17 as indicated above.

(iii)	The Derivative result, primarily from BCP Stand-alone, which signed addenda to swap contracts to cover fixed income instruments in 1Q17 to reduce the ineffectiveness of accounting hedge.

The aforementioned offset the drop in Gains on foreign exchange transactions, which was attributable to i) higher competition that reduced volumes and ii) lower margins given exchange rate volatility was low in 2017.

5.1	Fee Income

5.1.1	By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to fee income at Credicorp in 4Q17.

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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The next figure shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2	Banking Business

The table below shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Miscellaneous accounts (1)	163,429	178,868	178,844	0.0%	9.4%	666,719	702,281	5.3%
Credit cards (2)	71,153	68,748	73,043	6.2%	2.7%	287,116	286,153	-0.3%
Drafts and transfers	43,519	47,590	49,998	5.1%	14.9%	161,683	181,020	12.0%
Personal loans (2)	24,518	26,809	26,466	-1.3%	7.9%	93,922	102,000	8.6%
SME loans (2)	16,736	12,625	21,669	71.6%	29.5%	68,180	67,533	-0.9%
Insurance (2)	18,962	19,540	20,667	5.8%	9.0%	75,315	77,020	2.3%
Mortgage loans (2)	11,475	11,181	10,518	-5.9%	-8.3%	38,102	42,236	10.8%
Off-balance sheet (3)	43,753	49,225	52,127	5.9%	19.1%	170,333	188,729	10.8%
Payments and collections (3)	98,129	99,570	100,746	1.2%	2.7%	384,419	392,267	2.0%
Commercial loans (3)(4)	23,394	21,287	19,949	-6.3%	-14.7%	69,575	76,963	10.6%
Foreign trade (3)	10,382	10,462	12,000	14.7%	15.6%	47,465	44,603	-6.0%
Corporate finance and mutual funds (4)	8,502	12,114	14,667	21.1%	72.5%	48,288	60,651	25.6%
ASB (4)	7,253	6,983	7,163	2.6%	-1.3%	13,419	14,878	10.9%
Others (4)(5)	55,921	56,393	53,155	-5.7%	-4.9%	191,185	206,963	8.3%
Total fee income	597,127	621,394	641,012	3.2%	7.3%	2,315,721	2,443,297	5.5%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business increased +3.2% QoQ, mainly due to:

(i)	Higher income from SME-Pyme, which was attributable to the fact that BCP assumed the expense of insurance for guarantees on SME-Pyme loans in the areas affected by FEN in 3Q17, which was reversed this quarter.

(ii)	Higher income from Credit Cards, mainly due to commissions received from establishments for credit card consumption, particularly in the month of December.

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(iii)	The increase in The Off-balance sheets due to higher income for commissions relative to guarantee letters for companies.

The aforementioned offset the Others account due to a decrease in income for commissions from BCP Bolivia for overseas transfers.

In the YoY analysis, growth was situated at 7.3%. This was attributable to:

(i)	Higher gains in Miscellaneous accounts due to an increase in income for savings and current account maintenance fees.

(ii)	Higher gains from The Off-balance sheets, which was mainly attributable to guarantee letters as explained above.

(iii)	Higher income from Drafts and transfers due to an increase in the volume of transactions for transfers from savings accounts.

The aforementioned offset the YoY decrease in income from commercial loans and the drop posted at BCP Bolivia.

In accumulated terms, banking commissions increased +5.5% due to:

(i)	Higher income from commissions in the Miscellaneous accounts, mainly associated with income generated by commissions charged by establishments when clients use debit cards, which is in line with the increase in transactional activity in 2017 compared to 2016.

(ii)	Growth in income for Drafts and Transfers; this was primarily attributable to an increase in the volume of drafts sent through Agentes BCP, which is another positive effect of growth in transactional volumes

(iii)	Income from The Off-balance sheets, particularly in Wholesale Banking, relative to Guarantee Letters

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6.	Insurance Underwriting Result

The insurance underwriting result fell -1.3% QoQ. This decrease was registered in the property and casualty line and was associated with an increase in claims in Personal Lines and a decrease in the net earned premium in Cars, which was attributable to higher underwriting reserves. Nonetheless, this effect was mitigated by a decrease in the acquisition cost for life insurance given that reinsurance profit sharing is reported in 4Q17. In the YoY analysis, the underwriting result increased +9.1% due to a decrease in the loss ratio in the life insurance segment due to the reinsurance scheme that was implemented for disability and survivorship insurances of 2017.

Insurance underwriting result	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Net earned premiums	472,111	473,457	470,837	-0.6%	-0.3%	1,850,202	1,875,973	1.4%
Net claims	(297,576)	(275,722)	(283,354)	2.8%	-4.8%	(1,098,905)	(1,118,304)	1.8%
Acquisition cost (1)	(63,333)	(74,776)	(66,141)	-11.5%	4.4%	(239,491)	(264,643)	10.5%
Total insurance underwriting result	111,202	122,959	121,342	-1.3%	9.1%	511,807	493,025	-3.7%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Total premiums increased +14.8% QoQ in the life insurance and property and casualty lines. The increase in life insurance registered in all business lines and was mainly attributable to i) higher sales for the new product “Renta Flex”, (ii) higher premiums in alliances´ channels in Credit Life, and ii) Individual Life due to an increase in premium turnover in direct business channels. In terms of property and casualty insurance, the increase was generated mainly in the Wholesale Lines and Car Lines in the corporate channel.

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In the YoY analysis, total premiums increased +17.7% QoQ. This was mainly attributable to an increase in Life insurance business, which was associated with i) the higher sales of “Renta Flex” and ii) higher premiums in credit life due to a growth in alliances´ channels.

Net earned premiums fell slightly QoQ by -0.6%. This was primarily attributable to the property and insurance business. The drop in this component in the Cars segment was associated with higher reserves, which was in line with the increase in premiums. The life insurance business was stable this quarter due to the net effect between the increase in Credit Life and Individual Life and the decrease in Annuities.

In the YoY analysis, net earned premiums decreased -0.3% due to a reduction in life insurance, which was associated with an increase in ceded premiums for disability and survivorship insurance. Nevertheless, this effect was mitigated by the increase in property and casualty insurance given that fewer reserves were set aside in 4Q17.

In the annual analysis, in 2017 total premiums increased +6.7% with regard to 2016. This was mainly attributable to growth in all of the segments of the life insurance business, especially in Annuities due to the sale of a new product “Renta Flex” and in Credit Life following a premiums increase in alliances´ channels.

6.2	Net claims

Net claims by business

(S/ millions)

Net claims rose +2.8% QoQ due to an increase in the loss ratio in the property and casualty line given that the result for life insurance was similar to that obtained last quarter. The increase in property and casualty was registered in i) Personal Lines after unreported cases of fraud were included in the balance and ii) in Private Medical due IBNR (incurred but not reported) provisions due to a lag in billing process.

In the YoY analysis claims fell -4.8% (-6.8% in life insurance and -2.5% in property and casualty). The drop in the life business was associated with AFPs due to the reinsurance scheme implemented in 2017, Credit Life due to a reduction in IBNR reserves and Individual Life due to a decrease in the number of cases reported in 4Q17. In the property and casualty line, Cars posted a drop in claims that was associated with fewer reported events in 4Q17.

In the annual analysis, at the end of 2017, the net loss ratio rose +1.8% due to an increase in claims in property and casualty insurance. The aforementioned was attributable to damage (rains and floods) caused by the El Nino Phenomenon, which mainly affected the Commercial Lines.

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6.3	Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Net fees	(53,162)	(52,986)	(47,822)	-9.7%	-10.0%	(198,836)	(204,151)	2.7%
Underwriting expenses	(26,369)	(34,386)	(36,246)	5.4%	37.5%	(102,670)	(119,354)	16.3%
Underwriting income	16,198	12,596	17,926	42.3%	10.7%	62,016	58,862	-5.1%
Acquisition cost	(63,333)	(74,776)	(66,141)	-11.5%	4.4%	(239,491)	(264,643)	10.5%

The acquisition cost fell -11.5% due to an increase in underwriting income from life insurance given that:

(i)	reinsurance profit sharing was reported in 4Q17 and

(ii)	lower commissions were reported in property and casualty insurance due to the elimination of transactions between affiliates.

In the YoY analysis, the cost of acquisition grew +4.4% due to an increase in underwriting expenses in property and casualty insurance after provisions were set aside in 4Q17 for uncollectible premiums in the Car and Commercial Lines, which was attenuated by a decrease in commissions in property and casualty insurance and an increase in underwriting income from life insurance.

In the annual analysis, acquisition costs increased +10.5%. This was primarily attributable to an increase in the underwriting expense in:

(i)	life insurance due to an increase in bonuses for the sales force, and in

(ii)	property and casualty insurance due to uncollectible premiums in 2017 for Car insurance.

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7.	Operating Expenses and Efficiency

In 2017, the efficiency ratio deteriorated slightly (+20 bps) and situated at 43.7%. This was attributable to low loan growth, which led operating income to fall below expectations. This scenario was, nonetheless, partially offset by adequate control of operating expenses, which were highly pressured by the significant increase in operating expenses for the strategic project “Transformation”, mainly at BCP Stand-alone. It is important to note the improvement that Mibanco has posted in its efficiency, which offset slight deterioration at other subsidiaries.

Operating expenses	Quarter			% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Salaries and employees benefits	717,062	760,441	804,067	5.7%	12.1%	2,935,842	3,064,273	4.4%
Administrative, general and tax expenses	607,628	534,204	601,846	12.7%	-1.0%	2,101,579	2,165,570	3.0%
Depreciation and amortizacion	114,489	114,799	117,414	2.3%	2.6%	455,298	462,058	1.5%
Other expenses	49,766	35,693	42,912	20.2%	-13.8%	184,971	179,773	-2.8%
Total expenses	1,488,945	1,445,137	1,566,239	8.4%	5.2%	5,677,690	5,871,674	3.4%
Operating income (1)	3,450,384	3,397,502	3,508,447	3.3%	1.7%	13,171,836	13,641,425	3.6%
Operating expenses (2)	1,502,512	1,484,220	1,589,468	7.1%	5.8%	5,732,209	5,956,544	3.9%
Reported efficiency ratio (3)	43.5%	43.7%	45.3%	160 bps	180 bps	43.5%	43.7%	20 bps
Operating expenses / Total average assets (4)	3.82%	3.62%	3.79%	17 bps	-3 bps	3.68%	3.65%	-3 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses increased +8.4% QoQ, in line with the seasonality that operating expenses report every4Q. The increase was due primarily to an increase in Administrative, general and tax expenses, which we will discuss later in this report. The aforementioned was accentuated by the increase in Salaries and employee benefits, which was associated with organic growth in personnel.

In the YoY analysis and in accumulated terms, total expenses increased primarily due to higher expenses for Salaries and employee benefits, and solely in the case of accumulated figures, this increase is attributable to higher Administrative, general and tax expenses. These increases are explained primarily by higher investment in projects related to digital and cultural transformation.

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change		Year		% change
S/ 000	4Q16%		3Q17%		4Q17%		QoQ	YoY	2016	2017	2017 / 2016
Marketing	91,088	15%	68,154	13%	88,126	15%	29.3%	-3.3%	276,469	281,475	1.80%
Taxes and contributions	56,002	9%	55,544	10%	61,020	10%	9.9%	9.0%	229,839	220,547	-4.00%
Insfrastructure	68,388	11%	63,124	12%	70,427	12%	11.6%	3.0%	251,265	263,560	4.90%
Minor expenses	67,818	11%	54,665	10%	70,374	12%	28.7%	3.8%	230,202	240,218	4.40%
Systems outsourcing	65,330	11%	54,255	10%	51,016	8%	-6.0%	-21.9%	238,004	215,912	-9.30%
Programs and systems	64,721	11%	72,197	14%	69,640	12%	-3.5%	7.6%	229,389	255,217	11.30%
Communications	28,267	5%	21,398	4%	24,742	4%	15.6%	-12.5%	104,561	87,564	-16.30%
Rent	46,233	8%	43,633	8%	44,334	7%	1.6%	-4.1%	180,311	177,791	-1.40%
Consulting	44,533	7%	25,424	5%	52,667	9%	107.2%	18.3%	125,220	157,833	26.00%
Channels	53,106	9%	52,600	10%	59,470	10%	13.1%	12.0%	181,312	204,073	12.60%
Others (1)	22,141	4%	23,211	4%	10,031	2%	-56.8%	-54.7%	55,006	61,384	11.60%
Total administrative and general expenses	607,628	100%	534,204	100%	601,846	100%	12.7%	-1.0%	2,101,579	2,165,570	3.00%

(1) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The main accounts that generated growth in administrative and general expenses are:

(i)	Consultants, given that 3Q17 reported the lowest level for this quarterly expense in 2017. The high level of expenses for this concept throughout the year was associated with digital and cultural transformation at BCP Stand-alone.

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(ii)	Marketing, due to recurring expenses in advertising and publicity at BCP Stand-alone through different campaigns at year-end.

YoY total administrative and general expenses fell slightly by -1.0%, which was due primarily to a contraction in expenses for systems outsourcing.

7.1 Operating Expenses / Total Average Assets Ratio

The operating expenses/average total assets ratio increased QoQ, in line with the aforementioned seasonality of operating expenses. Growth was due primarily to an increase in expenses for consultants and seasonal expenses in marketing. In a context in which the main asset- loans- reported low expansion, the efficiency ratio of average assets increased QoQ. Nevertheless, this ratio improved slightly in the YoY evolution and in accumulated terms.

Operating Expenses / Total Average Assets Ratio

In the following figure, we can appreciate the evolution of the efficiency ratio with regard to average assets in the last 4 years. It is important to note that better levels were achieved throughout 2017. This was due primarily to on-going control and adequate management of operating expenses in a context of low growth in assets and moreover, in loans, in the years 2016 and 2017, as is evident in the figure below. Please note that the improvement seen in asset expansion in 4Q17 reflects more dynamism in terms of loans, our most important asset.

QoQ % of Change QoQ of Operating Expenses and Total Average Assets

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7.2 Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

							Credicorp
	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Capital	Credicorp
4Q16 (2)	41.6%	52.9%	58.0%	20.1%	28.0%	46.9%	89.0%	43.5%
3Q17	41.1%	48.4%	55.6%	22.4%	31.0%	51.3%	106.9%	43.7%
4Q17	44.7%	45.2%	64.1%	22.1%	30.2%	51.7%	104.8%	45.3%
Var. QoQ	360 bps	-320 bps	850 bps	-30 bps	-80 bps	40 bps	-210 bps	160 bps
Var. YoY	310 bps	-770 bps	610 bps	200 bps	220 bps	480 bps	1580 bps	180 bps
2016	40.6%	56.4%	56.7%	23.3%	27.5%	44.6%	100.3%	43.5%
2017	41.5%	50.6%	57.9%	22.3%	28.9%	47.4%	102.4%	43.7%
Var. 2017 / 2016	90 bps	-580 bps	120 bps	-100 bps	140 bps	280 bps	210 bps	20 bps

(1) Operating income + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).

(2) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

The analysis of the efficiency ratio by subsidiaries shows a slight deterioration QoQ, which was attributable mainly to BCP Stand-alone, and, to a lesser extent, to BCP Bolivar and Prima. The aforementioned was offset by significant improvement in operating efficiency at Mibanco.

It is important to note the positive evolution, for three consecutive quarters, of Mibanco’s efficiency ratio. This is attributable to on-going control of operating expenses and to a significant improvement in income generation, which reflect the results of the productivity improvement project. The aforementioned led the bank to post a QoQ improvement over last quarter’s record low and hit a new milestone in the evolution of this indicator.

In the YoY analysis, Credicorp’s efficiency ratio rose +180 bps due to results at BCP Stand-alone and, to a lesser extent, at Credicorp’s other subsidiaries with the exception of Mibanco, which reported significant improvement of 770 bps.

Finally, the accumulated analysis shows a slight increase of +20 bps in the efficiency ratio due to deterioration in almost all of Credicorp’s subsidiaries, with the exception of Mibanco and, to a lesser degree, BCP Bolivia. It is important to recall that Mibanco reduced its efficiency ratio significantly in 2017 by -580 bps.

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8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% Change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(209,322)	(208,968)	(208,937)	0.0%	-0.2%
Capital Surplus	280,875	271,124	271,948	0.3%	-3.2%
Legal and Other capital reserves (1)	13,539,091	15,883,350	14,647,709	-7.8%	8.2%
Minority interest (2)	324,474	348,646	348,646	0.0%	7.4%
Loan loss reserves (3)	1,337,942	1,310,325	1,394,135	6.4%	4.2%
Perpetual subordinated debt	839,000	816,250	810,250	-0.7%	-3.4%
Subordinated Debt	5,108,527	5,013,769	4,439,741	-11.4%	-13.1%
Investments in equity and subordinated debt of financial and insurance companies	(728,626)	(615,630)	(663,528)	7.8%	-8.9%
Goodwill	(636,245)	(636,671)	(635,975)	-0.1%	0.0%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	21,174,710	23,501,188	21,722,983	-7.6%	2.6%
Tier I (5)	12,121,151	12,669,949	12,644,124	-0.2%	4.3%
Tier II (6) + Tier III (7)	9,053,559	10,831,239	9,078,858	-16.2%	0.3%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,495,175	16,596,755	17,385,609	4.8%	5.4%
Insurance Consolidated Group (ICG) Capital Requirements	961,365	903,684	913,427	1.1%	-5.0%
FCG Capital Requirements related to operations with ICG (8)	(197,486)	(246,221)	(287,730)	16.9%	45.7%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	17,259,053	17,254,218	18,011,306	4.4%	4.4%
Regulatory Capital Ratio (A) / (B)	1.23	1.36	1.21
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 11,071 million) and optional capital reserves (S/ 3,577 million).

(2) Minority interest includes Tier I (S/ 349 million) and Tier II (S/ 3 million) minority interest

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies)+ perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of 2017, Credicorp reported a comfortable capitalization level that was 21% higher than the capital required by the Peruvian Regulator. This ratio posted a slight decrease as a result of the reduction in regulatory capital (-7.6% QoQ), which in turn is attributable to decrease in Legal and other capital reserves due to Special Dividend Payment made in 4Q17.

The QoQ growth in regulatory capital requirement is explained by the higher requirement in the Financial Consolidated Group, which in turn is the effect of loan growth achieved in 4Q17.

In the YoY analysis, the regulatory capital ratio also decreased from 1.23 in 4Q16 to 1.21 in 4Q17, This was due to the effect of Special Dividend Payment on the level of Regulatory capital, which did not grew that much although net income generation in 4Q17. However, regulatory capital requirement did increase due to loan growth posted in 4Q17.

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8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Capital Stock	7,066,346	7,933,342	7,933,342	0.0%	12.3%
Legal and Other capital reserves	3,582,218	3,885,494	3,885,494	0.0%	8.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,181,200	1,157,365	1,234,999	6.7%	4.6%
Perpetual subordinated debt	839,000	734,625	729,225	-0.7%	-13.1%
Subordinated Debt	4,520,406	4,492,968	3,978,406	-11.5%	-12.0%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,207,968)	(1,240,854)	(1,241,060)	0.0%	2.7%
Investment in subsidiaries and others	(1,513,593)	(1,478,915)	(1,587,715)	7.4%	4.9%
Unrealized profit and net income in subsidiaries	305,624	238,060	346,656	45.6%	13.4%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	15,859,119	16,840,857	16,398,322	-2.6%	3.4%
Off-balance sheet	34,128,386	31,827,183	33,218,412	4.4%	-2.7%
Tier 1 (2)	10,761,497	11,810,950	11,805,448	0.0%	9.7%
Tier 2 (3) + Tier 3 (4)	5,097,621	5,029,906	4,592,875	-8.7%	-9.9%
Total risk-weighted assets	103,350,374	102,972,396	108,950,140	5.8%	5.4%
Market risk-weighted assets (5)	745,539	1,757,740	1,391,099	-20.9%	86.6%
Credit risk-weighted assets	94,495,998	92,589,212	98,799,888	6.7%	4.6%
Operational risk-weighted assets	8,108,836	8,625,445	8,759,154	1.6%	8.0%
Adjusted Risk-Weighted Assets	102,769,621	102,362,554	108,293,546	5.8%	5.4%
Total risk-weighted assets	103,350,374	102,972,396	108,950,140	5.8%	5.4%
(-) RWA Intangible assets, excluding goodwill.	580,752	609,842	656,594	7.7%	13.1%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,681,668	12,778,437	13,569,117	6.2%	7.0%
Market risk capital requirement (5)	74,554	175,774	139,110	-20.9%	86.6%
Credit risk capital requirement	9,449,600	9,258,921	9,879,989	6.7%	4.6%
Operational risk capital requirement	810,884	862,544	875,915	1.6%	8.0%
Additional capital requirements	2,346,631	2,481,198	2,674,103	7.8%	14.0%
Capital ratios
Tier 1 ratio (6)	10.41%	11.47%	10.84%
Common Equity Tier 1 ratio (7)	11.08%	11.93%	11.83%
BIS ratio (8)	15.35%	16.35%	15.05%
Risk-weighted assets / Regulatory capital (9)	6.52	6.11	6.64

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

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At the end of 4Q17, BCP Stand-alone reported a reduction in its BIS and Tier 1 ratios, which were situated at 15.05% and 10.84%, respectively. This was due primarily to an increase of 5.8% in risk-weighted assets (RWAs), in a scenario in which regulatory capital decreased 2.6% QoQ. RWAs grew mainly because of higher level of RWAs for credit risk, which reflects the loan expansion posted in 4Q17. However, regulatory capital and Tier 1 contracted due to reduction in Subordinated debt, as well as, larger deduction for investment in subsidiaries, all of which was partially offset by the increase in loan provisions.

Finally, the common equity tier 1 ratio (CET1), which is considered the most rigorous measurement of capitalization levels, registered a reduction of -10 bps and situated at 11.83% at the end of December. This was mainly attributable higher level of RWAs in line with loan growth, which was partially offset by net income generation in 4Q17

Common Equity Tier 1 Ratio – BCP Stand-alone

September 2017	December 2017

(1) The gain on sale of BCI shares to Credicorp contributed around 40bps and 50bps to the level of Retained earnings on the Common Equity Tier 1 ratio.

(2) Includes investments in BCP Bolivia and other subsidiaries.

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9.	Banking business’s Distribution channels

	As of			change (units)
	Dec 16	Sep 17	Dec 17	QoQ	YoY
Branches	453	448	449	1	-4
ATMs	2,345	2,332	2,329	-3	-16
Agentes BCP	6,098	6,173	6,310	137	212
Total BCP's Network	8,896	8,953	9,088	135	192
Total Mibanco's Network (1)	316	324	324	-	8
Total Peru's Network	9,212	9,277	9,412	135	200
Branches	51	54	55	1	4
ATMs	264	264	230	-34	-34
Agentes BCP Bolivia	149	212	270	58	121
Total Bolivia's Network	464	530	555	25	91
Total Banking Business Network (2)	9,676	9,807	9,967	160	291

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Dec 16, Sep 17 and Dec 17 were 39, 39 and 38 respectively.

(2) ASB not included.

The distribution channels at BCP, Mibanco and BCP Bolivia posted a total of 9,967 points of contact at the end of 4Q17. This level represented an increase of 160 points QoQ.

BCP reported a total of 9,088 points of contact at the end of 4Q17, which represented an increase of 135 points QoQ. The aforementioned was mainly due to growth in the number of Agentes BCP (+137 QoQ), which was attributable to the commercial strategy to increase points of contact through cost-efficient channels.

The number of branches at Mibanco was stable QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion to use its branches throughout the country to reduce operating costs. At the end of 4Q17, these offices represented 11.7% (38 branches) of Mibanco’s 324 branches.

BCP Bolivia increased its points of contact by 25 QoQ in 4Q17. The aforementioned was due primarily to an increase in the number of BCP agents, which was in line with the goal to reach 200 Agentes BCP at the end of 2017, which was achieved in 3Q17. QoQ, an increase was reported in branches under the new format “Cafe BCP”, which is equipped with a broad digital environment that is focused on improving the customer experience (dynamic and collaborative environment). This reflects a trend in the industry toward providing innovative banking products and services.

In the YoY analysis, the total of points of contact at BCP increased 192 units, which was mainly attributable to the increase in Agentes BCP (+212), which was in line with our banking penetration strategy and with migration to most cost-efficient channels. The number of branches fell by 4 YoY, which led to a -16 drop in ATMs YoY.

BCP Bolivia increased its points of contact (+91 YoY), primarily due to an increase in Agentes BCP. Mibanco increased its total number of branches (+8 YoY), which was attributable to on-going business expansion.

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Points of contact – BCP Stand-alone

	As of			% change (units)
	Dec 16	Sep 17	Dec 17	QoQ	YoY
Lima	282	281	282	1	0
Provinces	171	167	167	0	-4
Total Branches	453	448	449	1	-4
Lima	1,504	1,527	1,528	1	24
Provinces	841	805	801	-4	-40
Total ATM's	2,345	2,332	2,329	-3	-16
Lima	3,188	3,277	3,327	50	139
Provinces	2,910	2,896	2,983	87	73
Total Agentes BCP	6,098	6,173	6,310	137	212
Total points of contact	8,896	8,953	9,088	135	192

This quarter, the points of contact for BCP Stand-alone increased 135 points; Lima and Provinces posted an increase of 52 and 83 points respectively.

The YoY analysis shows significant growth of 212 units in Agentes BCP, which is reflects increases in both Lima (+139) and in the provinces (+73). The decision to offer more payment options for services through Agentes BCP, coupled with campaigns to promote the use of this channel, has increased the number of transactions in this venue. This growth is planned according to historical behavior in each territory to achieve benchmarks for total growth. In the Provinces, there was a decrease in ATMs YoY (-40), which was in line with the reduction in the number of branches (-4).

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	4Q16%		3Q17%		4Q17%		QoQ	YoY
Traditional	Teller	8,568,809	7.6%	8,341,552	6.8%	8,379,478	6.4%	0.5%	-2.2%
channels	Telephone banking	4,056,856	3.6%	4,255,311	3.4%	4,892,314	3.7%	15.0%	20.6%
Cost-efficient	Agentes BCP	16,725,157	14.8%	18,129,821	14.7%	19,383,629	14.7%	6.9%	15.9%
channels	ATMs	21,178,095	18.7%	21,552,167	17.5%	22,034,832	16.8%	2.2%	4.0%
Digital	Mobile banking	18,002,256	15.9%	26,914,282	21.8%	33,389,721	25.4%	24.1%	85.5%
channels	Internet banking Via BCP	20,196,421	17.8%	18,968,107	15.4%	17,447,776	13.3%	-8.0%	-13.6%
	Balance inquiries (2)	2,464,238	2.2%	2,252,493	1.8%	1,877,972	1.4%	-16.6%	-23.8%
Others	Telecrédito	9,985,233	8.8%	10,190,057	8.3%	10,746,093	8.2%	5.5%	7.6%
	Direct debit	682,401	0.6%	609,961	0.5%	613,776	0.5%	0.6%	-10.1%
	Points of sale P.O.S.	11,070,340	9.8%	12,024,620	9.7%	12,534,911	9.5%	4.2%	13.2%
	Other ATMs network	217,259	0.2%	207,322	0.2%	220,218	0.2%	6.2%	1.4%
	Total transactions	113,147,065	100.0%	123,445,691	100.0%	131,520,719	100.0%	6.5%	16.2%

(1) Figures include monetary and non-monetary transactions.

(2) Figures from 3Q17 differ from previously reported because they included estimated figures.

The monthly average of transactions QoQ increased in line with the increase registered every 4Q in the transactional. The increase in volume was associated with digital and cost-efficient channels such as Mobile Banking and Agentes BCP.

Mobile banking continues to post a noteworthy increase in its share of total transactions, to situate at 25.4% in 4Q17. This increase was associated with new modalities for loan payments and the Teleton campaign.

Transactional growth in Agentes BCP was due to an increase in the number of these points (+137 QoQ) and for growth in the market demand relative to this venue.

In the YoY analysis, which excludes the seasonal effect, we see an increase in monthly average transactions (+16.2%). The aforementioned is mainly the result of an increase in the transactions reported in the following channels:

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(i)	Cellular Banking (+85.5% YoY) continues to increase its share of transactions through its mobile applications “Banca Celular BCP” and “Tus Beneficios BCP,” “Juntos por el Perú” and “Teleton” campaigns and through sales engines modalities to open accounts; confirm transactions with digital fingerprints in Android and IOS and loan payments.

(ii)	Agentes BCP (+15.9% YoY), where a significant increase in the transactions volume is due primarily to an increase in issuances and disbursements of wire transfers, and, to a lesser extent, to a higher volume of withdrawals, deposits and payments for services. Other transactions at Agentes BCP maintained average growth.

(iii)	ATMs (+4.0% YoY), where the increase is in line with annual growth in the transactions volume. Additionally, a large portion of this increase was attributable to efforts to equip ATMs with new functions like deposits, balance inquiries and engage in other types of non-monetary transactions.

(iv)	Points of Sale P.O.S (+13.2% YoY), the increase is due primarily to an increase in efforts to promote the KM Latam Program in 4Q17. This channel’s share of total monthly average transactions was stable in 9.5% in 4Q17 vs. 9.8% in 4Q16.

Some of the channels that experienced a decrease in transactions YoY were: i) Teller (-2.2%), in line with migration to cost-efficient channels, and ii) Banking internet ViaBCP (-13.6%), associated with an increase in the use of Mobile Banking, given that the latter offers functions similar to those offered by Internet Banking.

Transformation Strategy – BCP Stand-alone

(1) Not including Telecredito, Direct debit, POS and Other ATMs network

(2) Includes: Internet banking Via BCP, Mobile banking and Balance inquiries

It is important to note that future growth in banking in the region will primarily focus on digital channels. For this reason, companies at Credicorp continue to strengthen their strategic position in cost-efficient channels. This is in line with Credicorp’s Transformation Strategy and is the driving force of growth in the transactions volume, mainly in Mobile Banking.

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10.	Economic Perspectives

10.1	Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019
GDP (US$ Millions)	192,348	195,655	213,073	227,175	242,773
Real GDP (% change)	3.3	4.0	2.4	3.2-3.7	3.5
GDP per capita (US$)	6,168	6,205	6,686	7,055	7,463
Domestic demand (% change)	2.9	1.1	1.3	3.2-3.7	3.8
Total consumption (% change)	4.4	2.7	2.3	3.1	4.0
Private Consumption (% change)	3.4	3.3	2.4	3.0	3.7
Gross fixed investment (as % GDP)	24.9	22.8	22.4	22.7	22.9
Private Investment (% change)	-4.4	-5.9	0.5	2.0-4.0	4.0
Public Investment (% change)	-9.5	0.6	0.3	8.0-14.0	5.5
Public Debt (as % GDP)	23.3	23.8	25.5	27.3	28.0
System loan growth (% change) (1)	17.3	3.9	3.5	-	-
Inflation (2)	4.4	3.2	1.4	2.5	2.5
Reference Rate	3.75	4.25	3.25	2.75	3.25
Exchange rate, end of period	3.41	3.36	3.24	3.20-3.25	3.20-3.25
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	-1.1%	0.0%
Fiscal balance (% GDP)	-2.1	-2.6	-3.2	-3.5	-2.9
Trade balance (US$ Millions)	-2,916	1,888	6,100	7,500	6,400
(As % GDP)	-1.5%	1.0%	2.9%	3.3%	2.6%
Exports	34,414	37,020	44,400	47,200	49,200
Imports	37,330	35,132	38,300	39,700	42,800
Current account balance (US$ Millions)	-9,169	-5,303	-1,918	-2,045	-2,913
(As % GDP)	-4.8%	-2.7%	-0.9%	-0.9%	-1.2%
Net international reserves (US$ Millions)	61,485	61,686	63,621	66,151	68,651
(As % GDP)	32.0%	31.5%	29.9%	29.1%	28.3%
(As months of imports)	20	21	20	20	19

Source: Preliminar estimates by BCP Economic Research as of January, 2018; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate, 2017 as of November 2017

(2) Inflation target: 2%, +/- 1%.

Economic Activity: The international economy presents a very favorable context for 2018

(i)	The IMF recently revised their world GDP growth forecasts for 2018 upwards from 3.7% to 3.9% (fastest expansion in 7 years).

(ii)	The price of copper stands around USD/lb. 3.20 (increase of almost 60% compared to two years ago) and Zinc stands at its highest price in almost 10 years.

Despite political noise, this year´s GDP growth should top that of 2017 (2.4%) due to a favorable international environment and Monetary and Fiscal counter-cyclical policies:

(iii)	The Central Bank has lowered its reference rate 125bps in the last 10 months.

(iv)	Public investment is expected to grow more than 10% this year after a 10% YoY contraction in real terms during 1H17.

Our estimates suggest GDP and Domestic Demand will grow around 3.5% in 2018. Hence, Peru will out-perform the main economies of the region (Brazil, Mexico, Argentina, Colombia and Chile).

45

Inflation: according to our estimates, annual inflation should continue to decelerate and is expected to fall below 1% YoY towards 1Q18 due to the supply-side shock reversal after the El Niño Phenomenon. Thereafter, inflation should rebound gradually to close the year close to 2.5%.

Monetary policy rate: since April of 2017, the Central Bank has lowered its reference rate by 125bps, from 4.25% to 3.00%. The Central Bank will more than likely opt for another rate cut of 25bps.

Exchange Rate: in the short term, appreciation pressures on the Peruvian Sol are expected to continue due to current metal prices and sound external accounts. This year, the Trade Surplus should reach its highest level since 2012. Towards the end of year, we expect the exchange rate to stand between USDPEN 3.20-3.25 as the FED raises its policy rate.

10.2 Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

In 4Q17, our estimates suggest GDP advanced 2.3% YoY. Primary sectors registered a 2.0% YoY contraction due to the suspension in the second anchovy fishing season. In contrast, non-primary sectors posted a moderate acceleration of 3.4% YoY (the highest print in 12 quarters) due to an advance of almost 10% YoY in the construction sector (public investment by the general government advanced 12.2% YoY).

In 2017 GDP grew around 2.4% (2016: 4.0%) due to the effects of El Niño Phenomenon, the LavaJato corruption scandal and political turmoil.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

46

Annual inflation closed 4Q17 at 1.4% (2016: 3.2%), the lowest level in 8 years, and below the mid-point of the target range from the Central Bank (2.0% +/- 1pp.). This year’s result is attributable to an advance of only 0.3% in the Food and Beverage group, the lowest rate of increase in 16 years. In parallel, core inflation stood at 2.2% (2016: 2.9%).

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: Central Bank

*BCP estimates

The fiscal deficit stood at 3.2% of GDP in 2017. In 4Q17 fiscal revenues of the General Government increased 8.4% in real terms, the highest increase in 19 quarters due to the improvement in terms of trade. Moreover, after a 10.1% YoY contraction in 1H17, in 4Q17 public investment by the General Government grew 12.2% in real terms.

As of November of 2017, the 12-month-rolling trade balance registered a surplus of USD 6,222 million (maximum level in 5 years due to an increase in metal prices and higher copper production). In the first 11 months of the year, exports grew 23% YoY while imports increased 10% YoY.

Exchange rate (S/ per US$)

Source: Bloomberg

Towards the end of December the exchange rate increased and reached USDPEN 3.30 due to the Presidential Vacancy motion. After Congress denied the approval of the motion, the exchange rate closed 2017 at USDPEN 3.238. In this context, the Peruvian Sol appreciated 3.5% compared to 2016’s closing figure of 3.356.

During 2017, the Central Bank made net purchases of USD 5,246 million (the highest rhythm since 2012) with the objective of easing the appreciation pressure on the Peruvian Sol in a context marked by a strong trade surplus and a 32% increase in the price of copper.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

		As of		% change
	Dec 16	Sep 17	Dec 17	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,064,118	4,557,709	5,039,602	10.6%	24.0%
Interest bearing	23,432,508	22,822,994	25,311,125	10.9%	8.0%
Total cash and due from banks	27,496,626	27,380,703	30,350,727	10.8%	10.4%

Trading securities, net	4,474,118	5,010,358	4,549,050	-9.2%	1.7%

Loans	94,780,539	95,142,268	100,477,774	5.6%	6.0%
Current	92,161,691	92,268,197	97,458,552	5.6%	5.7%
Internal overdue loans	2,618,848	2,874,071	3,019,222	5.1%	15.3%
Less - allowance for loan losses	(4,207,133)	(4,419,769)	(4,500,498)	1.8%	7.0%
Loans, net	90,573,406	90,722,499	95,977,276	5.8%	6.0%

Investments available for sale	18,637,050	26,380,715	24,437,263	-7.4%	31.1%
Investments held to maturity	5,118,419	4,267,588	4,429,599	3.8%	-13.5%
Reinsurance assets	454,187	691,786	715,695	3.5%	57.6%
Premiums and other policyholder receivables	643,224	602,291	656,829	9.1%	2.1%
Property, plant and equipment, net	1,712,189	1,631,641	1,642,814	0.7%	-4.1%
Due from customers on acceptances	491,139	512,833	532,034	3.7%	8.3%
Investments in associates (1)	700,390	690,661	708,873	2.6%	1.2%
Other assets (2)	5,938,776	7,460,731	6,506,586	-12.8%	9.6%

Total assets	156,239,524	165,351,806	170,506,746	3.1%	9.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	23,341,517	24,506,234	24,193,949	-1.3%	3.7%
Interest bearing	62,778,338	68,387,681	72,976,462	6.7%	16.2%
Total deposits and obligations	86,119,855	92,893,915	97,170,411	4.6%	12.8%

BCRP instruments	11,265,406	8,107,103	9,286,032	14.5%	-17.6%
Due to banks and correspondents (3)	7,562,947	8,867,185	7,996,889	-9.8%	5.7%
Bonds and subordinated debt	15,962,810	15,236,054	16,242,257	6.6%	1.8%
Acceptances outstanding	491,139	512,833	532,034	3.7%	8.3%
Reserves for property and casualty claims	937,996	1,160,390	1,180,852	1.8%	25.9%
Reserve for unearned premiums	5,851,207	6,093,439	6,262,908	2.8%	7.0%
Reinsurance payable	408,588	411,874	397,553	-3.5%	-2.7%
Other liabilities (3)	7,523,067	9,629,246	9,184,107	-4.6%	22.1%
Total liabilities	136,123,015	142,912,039	148,253,043	3.7%	8.9%

Net equity	19,656,133	21,964,556	21,756,568	-0.9%	10.7%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,322)	(208,968)	(208,937)	0.0%	-0.2%
Capital surplus	280,875	271,124	271,948	0.3%	-3.2%
Reserves	13,539,091	15,883,350	14,647,709	-7.8%	8.2%
Unrealized gains (losses)	1,209,730	1,496,389	1,455,595	-2.7%	20.3%
Retained earnings	3,516,766	3,203,668	4,271,260	33.3%	21.5%

Non-controlling Interest	460,376	475,211	497,135	4.6%	8.0%

Total equity	20,116,509	22,439,767	22,253,703	-0.8%	10.6%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	156,239,524	165,351,806	170,506,746	3.1%	9.1%

Contingent credits	64,371,110	65,810,312	65,840,952	0.0%	2.3%
Total performance bonds, stand-by and L/Cs.	19,831,985	18,363,023	19,369,559	5.5%	-2.3%
Total unutilized credit lines	25,812,963	24,266,177	23,553,406	-2.9%	-8.8%
Total derivates (notional) and others	18,726,162	23,181,112	22,917,987	-1.1%	22.4%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.
(2) Mainly includes receivables, goodwill, tax credit, and others.
(3) Figures differ from previously reported, please consider the data presented on this report.

49

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

		Quarter		% change		Year		% change
	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Interest income and expense
Interest and dividend income	2,784,031	2,768,798	2,832,384	2.3%	1.7%	10,742,216	11,056,862	2.9%
Interest expense (1)	(740,609)	(744,282)	(766,410)	3.0%	3.5%	(2,864,185)	(2,985,375)	4.2%
Net interest income	2,043,422	2,024,516	2,065,974	2.0%	1.1%	7,878,031	8,071,487	2.5%

Provision for loan losses, net of recoveries	(459,261)	(378,202)	(441,250)	16.7%	-3.9%	(1,785,495)	(1,789,165)	0.2%

Non-financial income
Fee income (1)	711,756	719,539	783,976	9.0%	10.1%	2,777,375	2,906,547	4.7%
Net gains on foreign exchange transactions (2)	174,530	150,777	172,709	14.5%	-1.0%	679,274	650,228	-4.3%
Net gains on sales of securities	27,667	346,122	237,705	-31.3%	759.2%	312,609	724,799	131.9%
Net gains from associates (3)	1,581	(528)	4,747	-999.1%	200.3%	10,145	16,216	59.8%
Net gains on derivatives (4)	46,920	25,713	8,213	-68.1%	-82.5%	18,997	103,580	445.2%
Result on exchange difference (2)	64	4,028	1,991	-50.6%	3010.9%	(42,189)	17,394	-141.2%
Other Income	53,758	44,733	69,249	54.8%	28.8%	206,850	252,497	22.1%
Total non-financial income, net	1,016,276	1,290,384	1,278,590	-0.9%	25.8%	3,963,061	4,671,261	17.9%

Insurance underwriting result
Net earned premiums	472,111	473,457	470,837	-0.6%	-0.3%	1,850,202	1,875,973	1.4%
Net claims	(297,576)	(275,722)	(283,354)	2.8%	-4.8%	(1,098,905)	(1,118,305)	1.8%
Acquisition cost	(63,333)	(74,776)	(66,141)	-11.5%	4.4%	(239,490)	(264,643)	10.5%
Total insurance underwriting result	111,202	122,959	121,342	-1.3%	9.1%	511,807	493,025	-3.7%

Operating expenses
Salaries and social benefits	(717,062)	(760,441)	(804,067)	5.7%	12.1%	(2,935,842)	(3,064,273)	4.4%
Administrative, general and tax expenses	(607,628)	(534,204)	(601,846)	12.7%	-1.0%	(2,101,579)	(2,165,570)	3.0%
Depreciation and amortization	(114,489)	(114,799)	(117,414)	2.3%	2.6%	(455,298)	(462,058)	1.5%
Other expenses	(49,766)	(35,693)	(42,912)	20.2%	-13.8%	(184,971)	(179,773)	-2.8%
Total expenses	(1,488,945)	(1,445,137)	(1,566,239)	8.4%	5.2%	(5,677,690)	(5,871,674)	3.4%

Operating income	1,222,694	1,614,520	1,458,417	-9.7%	19.3%	4,889,714	5,574,934	14.0%

Income taxes	(304,980)	(371,563)	(371,284)	-0.1%	21.7%	(1,279,734)	(1,393,286)	8.9%

Net income	917,714	1,242,957	1,087,133	-12.5%	18.5%	3,609,980	4,181,648	15.8%
Non-controlling interest	22,747	24,656	23,475	-4.8%	3.2%	95,398	89,895	-5.8%
Net income attributed to Credicorp	894,967	1,218,301	1,063,658	-12.7%	18.8%	3,514,582	4,091,753	16.4%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Includes the agreement between Grupo Pacifico and Banmedica.

(4) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

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11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

		As of		% change
	Dec 16	Sep 17	Dec 17	QoQ	YoY
ASSETS
Cash and due from banks	25,373,294	25,402,782	28,882,496	13.7%	13.8%
Cash and BCRP	22,406,846	23,291,176	26,258,886	12.7%	17.2%
Deposits in other banks	2,858,381	2,085,811	2,450,994	17.5%	-14.3%
Interbanks	106,000	23,000	167,845	629.8%	58.3%
Accrued interest on cash and due from banks	2,067	2,795	4,771	70.7%	130.8%

Trading securities	2,423,697	2,932,379	2,127,933	-27.4%	-12.2%

Total loans	86,721,199	86,209,416	91,598,235	6.3%	5.6%
Current	84,205,084	83,454,177	88,700,394	6.3%	5.3%
Internal overdue loans	2,516,115	2,755,239	2,897,841	5.2%	15.2%
Less - allowance for loan losses	(4,003,673)	(4,193,824)	(4,273,613)	1.9%	6.7%
Loans, net	82,717,526	82,015,592	87,324,622	6.5%	5.6%

Investment available for sale	7,023,769	14,342,250	12,051,088	-16.0%	71.6%
Investments held to maturiy	4,798,008	3,942,207	4,084,680	3.6%	-14.9%
Property, plant and equipment, net	1,541,596	1,430,994	1,436,417	0.4%	-6.8%
Due from customers acceptances	491,139	512,833	532,034	3.7%	8.3%
Other assets(1)	3,118,227	3,319,191	3,219,397	-3.0%	3.2%

Total assets	127,487,256	133,898,228	139,658,667	4.3%	9.5%

LIABILITIES AND NET EQUITY

Deposits and obligations	74,325,160	81,675,702	85,506,358	4.7%	15.0%
Demand deposits	24,592,746	26,282,548	26,146,487	-0.5%	6.3%
Saving deposits	24,791,329	24,975,134	26,793,277	7.3%	8.1%
Time deposits	17,690,323	23,620,907	25,199,406	6.7%	42.4%
Severance indemnity deposits (CTS)	7,117,685	6,609,242	7,170,934	8.5%	0.7%
Interest payable	133,077	187,871	196,254	4.5%	47.5%

BCRP instruments	11,265,406	8,107,103	9,286,032	14.5%	-17.6%
Due to banks and correspondents	8,296,814	9,302,864	8,264,139	-11.2%	-0.4%
Bonds and subordinated debt	14,551,570	14,254,656	15,451,019	8.4%	6.2%
Acceptances outstanding	491,139	512,833	532,034	3.7%	8.3%
Other liabilities (2)	4,612,233	5,266,931	5,068,258	-3.8%	9.9%

Total liabilities	113,542,322	119,120,089	124,107,840	4.2%	9.3%

Net equity	13,795,609	14,632,576	15,398,256	5.2%	11.6%
Capital stock	6,772,966	7,639,962	7,639,962	0.0%	12.8%
Reserves	3,363,356	3,666,632	3,666,632	0.0%	9.0%
Unrealized gains and losses	19,205	54,952	70,045	27.5%	264.7%
Retained earnings	703,655	1,007,086	1,007,086	0.0%	43.1%
Income for the year	2,936,427	2,263,944	3,014,531	33.2%	2.7%

Non-controlling interest	149,325	145,563	152,571	4.8%	2.2%

Total equity	13,944,934	14,778,139	15,550,827	5.2%	11.5%

TOTAL LIABILITIES AND NET EQUITY	127,487,256	133,898,228	139,658,667	4.3%	9.5%

Off-balance sheet	52,135,513	53,694,069	53,783,183	0.2%	3.2%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands IFRS)

		Quarter		% change		Year		% change
	4Q16	3Q17	4Q17	QoQ	YoY	2016 (1)	2017	2017 / 2016
Interest income and expense
Interest and dividend income	2,481,920	2,448,857	2,514,877	2.7%	1.3%	9,563,216	9,797,475	2.4%
Interest expense	(666,278)	(659,316)	(673,190)	2.1%	1.0%	(2,581,800)	(2,661,717)	3.1%
Net interest income	1,815,642	1,789,541	1,841,687	2.9%	1.4%	6,981,416	7,135,758	2.2%

Provision for loan losses, net of recoveries	(447,452)	(349,597)	(422,722)	20.9%	-5.5%	(1,728,424)	(1,712,369)	-0.9%

Non financial income
Fee income	563,857	588,762	612,219	4.0%	8.6%	2,202,913	2,337,201	6.1%
Net gains on foreign exchange transactions (2)	161,495	152,473	164,307	7.8%	1.7%	642,595	621,222	-3.3%
Net gains on sales of securities	2,460	20,413	5,559	-72.8%	126.0%	36,799	68,714	86.7%
Net gains on derivatives (3)	43,038	17,092	17,566	2.8%	-59.2%	41,057	106,328	159.0%
Result on exchange difference (2)	(307)	3,095	6,136	98.3%	-2098.7%	(28,784)	20,871	-172.5%
Other Income	17,661	19,542	38,625	97.7%	118.7%	75,900	144,948	91.0%
Total non financial income	788,204	801,377	844,412	5.4%	7.1%	2,970,480	3,299,284	11.1%

Operating expenses
Salaries and social benefits	(545,065)	(576,407)	(588,871)	2.2%	8.0%	(2,254,919)	(2,315,465)	2.7%
Administrative, general and tax expenses	(494,360)	(419,409)	(502,271)	19.8%	1.6%	(1,688,730)	(1,748,196)	3.5%
Depreciation and amortization	(86,158)	(88,049)	(90,422)	2.7%	4.9%	(347,333)	(354,376)	2.0%
Other expenses	(36,043)	(28,175)	(21,545)	-23.5%	-40.2%	(113,340)	(123,019)	8.5%
Total expenses	(1,161,626)	(1,112,040)	(1,203,109)	8.2%	3.6%	(4,404,322)	(4,541,056)	3.1%

Operating income	994,768	1,129,281	1,060,268	-6.1%	6.6%	3,819,150	4,181,617	9.5%
Income taxes	(226,085)	(313,591)	(302,582)	-3.5%	33.8%	(989,063)	(1,144,688)	15.7%
Non-controlling interest	(5,887)	(6,693)	(7,099)	6.1%	20.6%	(18,241)	(22,398)	22.8%
Net income continuing operations	762,796	808,997	750,587	-7.2%	-1.6%	2,811,846	3,014,531	7.2%
Net income discontinuing operations	-	-	-	-	-	124,581	-	-
Net income	762,796	808,997	750,587	-7.2%	-1.6%	2,936,427	3,014,531	2.7%

(1) Figures differ from previously reported, please consider the presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Since 1Q17, “Net gain on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year
	4Q16	3Q17	4Q17	2016	2017
Profitability
Earnings per share (1)	0.096	0.102	0.095	0.370	0.380
ROAA (2)(3)	2.4%	2.4%	2.2%	2.1%	2.3%
ROAE (2)(3)	22.7%	22.7%	20.0%	21.7%	20.7%
Net interest margin (2)(3)	5.92%	5.62%	5.61%	5.54%	5.56%
Risk adjusted NIM (2)(3)	4.54%	4.52%	4.32%	4.17%	4.22%
Funding Cost (2)(3)	2.32%	2.23%	2.21%	2.18%	2.24%

Quality of loan portfolio
IOL ratio	2.90%	3.20%	3.16%	2.90%	3.16%
NPL ratio	3.84%	4.28%	4.14%	3.84%	4.14%
Coverage of IOLs	159.1%	152.2%	147.5%	159.1%	147.5%
Coverage of NPLs	120.1%	113.6%	112.8%	120.1%	112.8%
Cost of risk (4)	2.06%	1.62%	1.85%	1.98%	1.92%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	43.6%	42.5%	44.7%	43.6%	43.2%
Oper. expenses as a percent. of total income - including all other items	44.6%	42.9%	44.8%	44.3%	43.5%
Oper. expenses as a percent. of av. tot. assets (2)(3)(5)	3.51%	3.27%	3.46%	3.26%	3.31%

Capital adequacy (6)
Total regulatory capital (S/ Million)	15,859	16,841	16,398	15,859	16,398
Tier 1 capital (S/ Million) (7)	10,761	11,811	11,805	10,761	11,805
Common equity tier 1 ratio (8)	11.08%	11.93%	11.83%	11.08%	11.83%
BIS ratio (9)	15.3%	16.35%	15.05%	15.35%	15.05%

Share Information
N° of outstanding shares (Million)	7,933.34	7,933.34	7,933.34	7,933.34	7,934.34

(1) Shares outstanding of 7,933 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(6) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(7) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(8) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(9) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

53

11.3 Mibanco

MIBANCO *

(In S/ thousands, IFRS)

		As of		% change		Year		% Change
	Dec 16	Sep 17	Dec 17	QoQ	YoY	2016	2017	2017/2016
ASSETS
Cash and due from banks	919,379	1,062,337	913,878	-14.0%	-0.6%	919,379	913,878	-0.6%
Investments available for sale and trading securities	1,684,657	1,891,857	2,058,284	8.8%	22.2%	1,684,657	2,058,284	22.2%
Total loans	8,712,491	9,126,393	9,470,787	3.8%	8.7%	8,712,491	9,470,787	8.7%
Current	8,227,774	8,579,731	8,890,434	3.6%	8.1%	8,227,774	8,890,434	8.1%
Internal overdue loans	382,806	425,163	442,986	4.2%	15.7%	382,806	442,986	15.7%
Refinanced loans	101,911	121,499	137,367	13.1%	34.8%	101,911	137,367	34.8%
Less - allowance for loan losses	(744,117)	(831,710)	(863,888)	3.9%	16.1%	(744,117)	(863,888)	16.1%
Loans, net	7,968,374	8,294,683	8,606,900	3.8%	8.0%	7,968,374	8,606,900	8.0%
Property, plant and equipment, net	221,313	194,425	190,714	-1.9%	-13.8%	221,313	190,714	-13.8%
Other assets	441,171	560,223	593,199	5.9%	34.5%	441,171	593,199	34.5%
Total assets	11,234,895	12,003,526	12,362,975	3.0%	10.0%	11,234,895	12,362,975	10.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,451,996	7,020,563	7,485,390	6.6%	16.0%	6,451,996	7,485,390	16.0%
Due to banks and correspondents	1,777,790	1,936,049	1,910,329	-1.3%	7.5%	1,777,790	1,910,329	7.5%
Bonds ans subordinated debt	761,279	642,441	467,556	-27.2%	-38.6%	761,279	467,556	-38.6%
Other liabilities	667,200	829,033	803,217	-3.1%	20.4%	667,200	803,217	20.4%
Total liabilities	9,658,266	10,428,087	10,666,492	2.3%	10.4%	9,658,266	10,666,492	10.4%

Net shareholders' equity	1,576,629	1,575,439	1,696,483	7.7%	7.6%	1,576,629	1,696,483	7.6%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	11,234,895	12,003,526	12,362,975	3.0%	10.0%	11,234,895	12,362,975	10.0%
Net interest income	436,082	462,950	486,849	5.2%	11.6%	1,627,817	1,828,789	12.3%
Provision for loan losses, net of recoveries	(73,064)	(86,260)	(101,993)	18.2%	39.6%	(273,715)	(398,158)	45.5%
Non-financial income	13,900	24,147	22,350	-7.4%	60.8%	39,610	96,619	143.9%
Operating expenses	(244,154)	(237,317)	(237,687)	0.2%	-2.6%	(956,641)	(982,311)	2.7%
Operating Income	132,764	163,520	169,518	3.7%	27.7%	437,071	544,940	24.7%
Translation results	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(28,728)	(44,960)	(46,982)	4.5%	63.5%	(101,066)	(145,843)	44.3%
Net income	104,035	118,560	122,537	3.4%	17.8%	336,004	399,097	18.8%
L/D ratio	135.0%	130.0%	126.5%	-350 bps	-850 bps	135.0%	126.5%	-850 bps
Internal overdue ratio	4.4%	4.7%	4.7%	0 bps	30 bps	4.4%	4.7%	30 bps
NPL ratio	5.6%	6.0%	6.1%	10 bps	50 bps	5.6%	6.1%	50 bps
Coverage of Internal overdue loans	194.4%	195.6%	195.0%	-60 bps	60 bps	194.4%	195.0%	60 bps
Coverage of NPLs	153.5%	152.1%	148.9%	-320 bps	-460 bps	153.5%	148.9%	-460 bps
ROAE	27.3%	31.2%	30.0%	-120 bps	270 bps	23.0%	24.4%	140 bps
ROAE incl. goodwill	24.9%	28.5%	27.5%	-100 bps	260 bps	20.9%	22.4%	150 bps
Efficiency ratio	52.9%	48.4%	45.2%	-320 bps	-770 bps	56.4%	50.6%	-580 bps
Branches (1)	316	324	324	0	8	316	324	8
Employees	10,222	10,139	10,061	-78	-161	10,222	10,139	-83

* Figures differ from previously reported. Since 1Q17, Net gain on Derivatives is excluded from Net Interest Income (NII) and translation result is reported as Non-financial income. Data for 4Q16 has been adjusted to allow comparisons.

(1) Includes Banco de la Nacion branches, which in 4Q16 were 39, in 3Q17 were 39 and in 4Q17 were 38.

54

11.4 BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change		Year		% change
	Dec 16	Sep 17	Dec 17	QoQ	YoY	2016	2017	2017 / 2016
ASSETS
Cash and due from banks	1,441,023	1,496,787	1,400,145	-6.5%	-2.8%	1,441,023	1,400,145	-2.8%
Investments available for sale and trading securities	1,104,465	1,233,424	1,483,091	20.2%	34.3%	1,104,465	1,483,091	34.3%
Total loans	5,485,685	6,203,300	6,308,626	1.7%	15.0%	5,485,685	6,308,626	15.0%
Current	5,360,895	6,062,137	6,167,449	1.7%	15.0%	5,360,895	6,167,449	15.0%
Internal overdue loans	98,544	115,241	118,327	2.7%	20.1%	98,544	118,327	20.1%
Refinanced	26,245	25,922	22,850	-11.9%	-12.9%	26,245	22,850	-12.9%
Less - allowance for loan losses	-198,089	-218,838	-219,294	0.2%	10.7%	-198,089	-219,294	10.7%
Loans, net	5,287,596	5,984,461	6,089,332	1.8%	15.2%	5,287,596	6,089,332	15.2%
Property, plant and equipment, net	25,781	56,094	56,034	-0.1%	117.3%	25,781	56,034	117.3%
Other assets	90,320	80,790	89,761	11.1%	-0.6%	90,320	89,761	-0.6%
Total assets	7,949,185	8,851,556	9,118,363	3.0%	14.7%	7,949,185	9,118,363	14.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,837,076	7,819,169	7,979,275	2.0%	16.7%	6,837,076	7,979,275	16.7%
Due to banks and correspondents	167,954	39,639	104,448	163.5%	-37.8%	167,954	104,448	-37.8
Bonds and subordinated debt	104,201	101,822	101,312	-0.5%	-2.8%	104,201	101,312	-2.8%
Other liabilities	219,290	264,757	296,652	12.0%	35.3%	219,290	296,652	35.3%
Total liabilities	7,328,520	8,225,387	8,481,687	3.1%	15.7%	7,328,520	8,481,687	15.7%
						-
Net equity	620,665	626,170	636,676	1.7%	2.6%	620,665	636,676	2.6%
						-
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	7,949,185	8,851,556	9,118,363	3.0%	14.7%	7,949,185	9,118,363	14.7%

	Quarter			% change		Year		% change
	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 /2016
Net interest income	79,510	78,294	79,937	2.1%	0.5%	300,012	314,963	5.0%
Provision for loan losses, net of recoveries	-10,379	-27,479	-16,833	-38.7%	62.2%	-50,083	-71,457	42.7%
Net interest income after provisions	69,132	50,814	63,104	24.2%	-8.7%	249,929	243,507	-2.6%
Non-financial income	33,141	29,257	29,141	-0.4%	-12.1%	123,659	115,343	-6.7%
Operating expenses	-66,959	-60,730	-64,028	5.4%	-4.4%	-239,501	-243,584	1.7%
Translation result	-197	-82	-43	-47.3%	-78.0%	-326	-140	-56.9%
Income taxes	-16,582	-8,888	-9,419	6.0%	-43.2%	-53,059	-39,736	-25.1%
Net income	18,534	10,371	18,755	80.8%	1.2%	80,703	75,390	-6.6%
L/D ratio	80.2%	79.3%	79.1%	-27 bps	-117 bps
Internal overdue ratio	1.80%	1.86%	1.88%	2 bps	8 bps
NPL ratio	2.27%	2.28%	2.24%	-4 bps	-3 bps
Coverage of internal overdue ratio	201.0%	189.9%	185.3%	-457 bps	-1569 bps
Coverage of NPLs	158.7%	155.0%	155.3%	30 bps	-341 bps
Efficiency ratio	57.8%	55.6%	64.1%	853 bps	628 bps
ROAE	12.0%	6.7%	11.9%	517 bps	-11 bps
Branches	51	54	55	0	1
Agentes	119	212	230	-9	1
ATMs	264	264	270	5	11
Employees	1744	1736	1741	-6	59

55

11.5	Credicorp Capital

Credicorp Capital		Quarter		% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Net interest income	-1,887	-4,260	-9,972	134.1%	428%	2,130	-12,001	-663.4%
Non-financial income	140,381	127,258	167,535	31.6%	19.3%	534,756	569,156	6.4%
Fee income	109,409	94,802	131,440	38.6%	20.1%	371,388	413,613	11.4%
Net gain on foreign exchange transactions	10,969	-4,374	5,791	-232.4%	-47.2%	31,963	21,143	-33.9%
Net gain on sales of securities	13,235	30,110	37,684	25.2%	184.7%	122,819	123,408	0.5%
Derivative Result	6,548	6,379	-8,979	-240.8%	-237.1%	2,491	-1,718	-169.0%
Result from exposure to the exchange rate	-428	-554	-850	53.4%	98.6%	-1,149	-1,937	68.6%
Other income	648	895	2,449	173.6%	277.9%	7,244	14,647	102.2%
Operating expenses (1)	-111,060	-103,334	-129,152	25.0%	16.3%	-415,752	-446,308	7.3%
Operating income	27,434	19,664	28,411	44.5%	3.6%	121,134	110,847	-8.5%
Income taxes	-10,669	-2,396	-12,647	427.8%	18.5%	-31,480	-32,884	4.5%
Non-controlling interest (2)	-174	-97	-182	87.6%	4.6%	-10,709	-674	-93.7%
Net income	16,591	17,171	15,582	-9.3%	-6.1%	78,945	77,289	-2.1%

* Unaudited results

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Since 4Q17 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile have 100% percentage of Correval and IM Trust.

56

11.6	Atlantic Security Bank

ASB		Quarter		% change
US$ Millions	4Q16	3Q17	4Q17	QoQ	YoY
Total loans	917.6	826.2	814.1	-1.5%	-11.3%
Total investments	882.8	996.2	1,000.5	0.4%	13.3%
Total assets	1,983.7	2,026.9	2,052.4	1.3%	3.5%
Total deposits	1,665.9	1,652.4	1,610.1	-2.6%	-3.4%
Net equity	257.6	262.9	269.7	2.6%	4.7%
Net income	12.3	13.2	15.1	14.6%	22.4%

Interest earning assets

Interest earning assets *		As of		% change
US$ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Cash and due from banks	150	148	184	24.8%	23.1%
Total loans	918	826	814	-1.5%	-11.3%
Investments	835	964	967	0.4%	15.8%
Total interest earning assets	1,902	1,937	1,965	1.4%	3.3%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities		As of		% change
US$ 000	Dec 16	Sep 17	Dec 17	QoQ	YoY
Deposits	1,666	1,652	1,610	-2.6%	-3.4%
Borrowed Funds	36	60	147	145.1%	100.0%
Other liabilities	25	52	26	-49.9%	5.2%
Total liabilities	1,726	1,764	1,783	1.1%	3.3%

57

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of December 2017

58

11.7	Grupo Pacifico

Grupo Pacifico*

(S / in thousands)

		Quarter		% change		Year		% change
	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Balance
Total assets	10,159,623	11,013,777	11,405,528	3.6%	12.3%	10,159,623	11,405,528	12.3%
Invesment on securities (1)	7,541,097	8,087,030	8,425,042	4.2%	11.7%	7,541,097	8,425,042	11.7%
Technical reserves	6,804,124	7,263,527	7,488,839	3.1%	10.1%	6,804,124	7,488,839	10.1%
Net equity	2,191,185	2,711,176	2,849,527	5.1%	30.0%	2,191,185	2,849,527	30.0%

Quarterly income statement
Net earned premiums	481,337	477,263	483,483	1.3%	0.4%	1,880,128	1,900,459	1.1%
Net claims	297,576	275,721	283,353	2.8%	-4.8%	1,098,905	1,118,304	1.8%
Net fees	126,720	125,169	133,138	6.4%	5.1%	459,447	513,501	11.8%
Net underwriting expenses	13,458	25,273	20,580	-18.6%	52.9%	49,568	72,694	46.7%
Underwriting result	43,583	51,100	46,412	-9.2%	6.5%	272,208	195,960	-28.0%

Net financial income	118,077	143,191	114,608	-20.0%	-2.9%	439,956	503,094	14.4%

Operating expenses	103,949	110,345	118,347	7.3%	13.9%	403,845	426,288	5.6%

Other income	15,633	8,643	38,558	346.1%	146.6%	39,376	65,013	65.1%
Traslations results	861	1,984	-1,854	-193.4%	-315.2%	-3,184	-507	-84.1%
Gain (loss) from Grupo Pacífico and Banmédica agreement	1,581	-528	4,747	-999.3%	200.3%	10,145	16,216	59.8%
Income tax	13,774	10,440	2,573	-75.4%	-81.3%	51,393	28,480	-44.6%

Income before minority interest	62,013	83,605	81,551	-2.5%	31.5%	303,264	325,008	7.2%
Non-controlling interest	7,550	-13,627	1,548	-111.4%	-79.5%	32,786	6,629	-79.8%

Net income	54,462	97,232	80,003	-17.7%	46.9%	270,478	318,378	17.7%

Ratios
Ceded	16.2%	18.3%	17.9%	-40 bps	170 bps	17.8%	17.5%	-30bps
Loss ratio (2)	61.8%	57.8%	58.6%	80 bps	-320 bps	57.3%	47.9%	-940 bps
Fees + underwriting expenses, net / net earned premiums	29.1%	31.5%	31.8%	30 bps	270 bps	23.8%	21.8%	-200 bps
Underwriting results / net earned premiums	9.1%	10.7%	9.6%	-110 bps	50 bps	14.5%	10.3%	-420 bps
Operating expenses / net earned premiums	21.6%	23.1%	24.5%	140 bps	290 bps	21.5%	22.4%	-80 bps
ROAE (3)(4)	9.5%	13.2%	11.7%	-150 bps	220 bps	13.7%	12.6%	-110 bps
Return on written premiums	7.7%	13.5%	9.5%	-400 bps	180 bps	9.7%	10.7%	100 bps
Combined ratio of P&C (5)	97.5%	95.8%	98.9%	310 bps	140 bps	91.3%	97.3%	600 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

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As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

		Quarter		% change		Year		% change
	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Results
Net earned premiums	230,638	234,486	236,333	0.8%	2.5%	882,156	927,927	5.2%
Net claims	-192,818	-196,730	-199,477	1.4%	3.5%	-742,436	-771,793	4.0%
Net fees	-10,562	-10,348	-11,062	6.9%	4.7%	-40,596	-42,478	4.6%
Net underwriting expenses	-2,983	-3,022	-3,233	7.0%	8.4%	-12,466	-12,220	-2.0%
Underwriting result	24,275	24,385	22,562	-7.5%	-7.1%	86,658	101,437	17.1%

Net financial income	1,514	1,349	831	-38.4%	-45.1%	5,262	4,491	-14.7%
Operating expenses	-18,999	-18,751	-20,356	8.6%	7.1%	-69,029	-74,154	7.4%
Other income	-54	-67	818	-1313.7%	-1624.9%	1,638	1,823	11.3%
Traslations results	120	-60	-3	-95.4%	-102.3%	-124	-154	24.9%
Income tax	-3,885	-2,209	-1,478	-33.1%	-62.0%	-9,473	-10,657	12.5%

Net income before Medical services	2,971	4,647	2,374	-48.9%	-20.1%	14,933	22,784	52.6%

Net income of Medical services	8,136	16,008	16,338	2.1%	100.8%	40,618	59,642	46.8%

Net income	11,107	20,655	18,712	-9.4%	68.5%	55,551	82,426	48.4%

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11.8	Prima AFP

Main financial indicators		Quarter		% change		Year		% change
S/ 000	4Q16	3Q17	4Q17	QoQ	YoY	2016	2017	2017 / 2016
Total assets	883,893	830,346	882,917	6.3%	-0.1%	883,893	882,917	-0.1%
Total liabilities	277,899	249,885	263,716	5.5%	-5.1%	277,899	263,716	-5.1%
Net shareholders' equity	605,994	580,461	619,200	6.7%	2.2%	605,994	619,200	2.2%
Income from commissions	103,133	89,136	92,660	4.0%	-10.2%	407,153	384,350	-5.6%
Administrative and sale expenses	(42,879)	(39,840)	(43,386)	8.9%	1.2%	-160,074	-160,247	0.1%
Depreciation and amortization	(5,691)	(5,843)	(4,637)	-20.6%	-18.5%	-21,257	-22,610	6.4%
Operating income	54,563	43,453	44,637	2.7%	-18.2%	225,821	201,493	-10.8%
Other income and expenses, net	772	1,354	3,004	121.9%	289.0%	301	4,163	1283.1%
Income tax	(20,949)	(15,377)	(17,238)	12.1%	-17.7%	-69,576	-65,591	-5.7%
Net income before translation results	34,386	29,429	30,403	3.3%	-11.6%	156,546	140,065	-10.5%
Translations results	(28)	(28)	21	-177.6%	-176.2%	-734	17	-102.3%
Net income	34,358	29,401	30,424	3.5%	-11.4%	155,812	140,082	-10.1%
ROAE (1)	23.3%	21.1%	20.3%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Sep 17	% share	Dec 17	% share
Fund 0	463	1.0%	469	1.0%
Fund 1	5,373	11.2%	5,407	11.0%
Fund 2	34,240	71.4%	35,429	71.9%
Fund 3	7,858	16.4%	7,948	16.1%
Total S/ Millions	47,933	100%	49,253	100%

Source: SBS

Nominal profitability over the last 12 months

	Sep 17 / Sep 16	Dec 17 / Dec 16
Fund 0	4.7%	4.4%
Fund 1	7.3%	9.6%
Fund 2	9.2%	12.2%
Fund 3	8.6%	12.1%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	3Q17	3Q17	3Q17	4Q17	4Q17	4Q17
Affiliates	1,596,158	6,522,565	24.5%	1,683,123	6,604,841	25.5%
New affiliations (1)	97,180	97,180	100.0%	97,004	97,004	100.0%
Funds under management (S/ Millions)	47,933	151,586	31.6%	49,253	156,247	31.5%
Collections (S/ Millions)	791	2,535	31.2%	838	2,675	31.3%
Voluntary contributions (S/ Millions)	681	1,427	47.8%	837	1,757	47.6%
RAM (S/ Millions) (2)	2,335	7,179	32.5%	2,332	7,215	32.2%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees. Information available to nov 17

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11.9	Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income / Average Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	Annualized (Interest on loans − (Interest expense * (Average total loans / Average Interest earning assets)) / Average Total Loans

Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income – Annualized net provisions for loan losses / Average Interest Earning Assets

Funding cost	Annualized interest expense / Average of total liabilities

Return on average assets (ROAA)	Annualized Net Income attributable to Credicorp / Average Assets

Return on average equity (ROAE)	Annualized Net Income attributable to Credicorp / Average net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Gross loans

Non - performing loans ratio (NPL ratio)	Non – performing loans / Gross loans

Coverage ratio of internal overdue loans	Allowance for loans losses / Internal overdue loans

Coverage ratio of non - performing loans	Allowance for loans losses / Non – performing loans

Cost of risk	Annualized net provisions for loan losses / Gross loans

Insurance
Net claims / Net earned premiums + Acquisition cost + operating expenses / Net earned premiums
Combined Ratio of P&C
Does not include Life insurance business.

Loss Ratio	Net claims / Net earned premiums

Underwriting Result / Net Earned Premium	Net earned premiums – Net claims – Acquisition cost / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / (Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / Average total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk – weighted assets

Tier 1 ratio	Tier 1 /Risk – weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (2) + Retained Earnings + Unrealized gains or losses / Risk – weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

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